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REGISTRANT'S NAME RAO Gazprom

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 07 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4670 FISCAL YEAR 12-31-03

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DAT : 4/7/05

82-4670

12-31-03
AR/S

RAO Gazprom

GAZPROM


MOSCOW

ANNUAL REPORT 2003

GAZPROM

ROUTES THAT CONNECTED THE WORLD










The history of civilization development shows that trade underlies the relationships between the countries or vast regions.

Roads, transportation corridors, and trade routes have always been and will always remain the key conductors of mankind's achievements. These peculiar «power» lines of the Earth are capable of activating economic life and development of science and technology and greatly influencing the fate of the whole countries, empires, and even civilizations.

Owing to the Silk Road that the Europeans learned about silk, porcelain, paper, and other Chinese inventions. The activities of the German Hansa stimulated the development of textile and mining production in Western and Central Europe. The Great Waterway of the Kiev Rus (the Way from Varangians to Greeks) became the conductor for Byzantine wine, spices, icons, Kiev bread, art-and-craft articles, northern Russian wood, furs, wax, and Baltic amber. The First Transatlantic Route was used by the Spanish to bring with them to the Western Hemisphere wheat and other cereals, which had been unknown there before.

The previous century presented the world with a new highway. The matter concerns the Transnational Euro-Asian Gas Transportation System based on OAO «Gazprom» Unified Gas Supply System. Similarly to the key transportation routes in the civilization history, it connects dozens of states providing for the functioning of hundreds of thousands of enterprises and life activities of hundreds of millions of people.

The Unified Gas Supply System is rightly ranked among the key historic routes that connected the world. Information about the key trade routes that existed in various epochs was used as a basis for the «artistic» part of OAO «Gazprom» Annual Report.

Table of Contents

ADDRESS BY THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHAIRMAN OF THE MANAGEMENT COMMITTEE TO THE SHAREHOLDERS OF OAO «GAZPROM»

Dear shareholders, colleagues!

In presenting Gazprom's results for the past year, we are pleased to report to you that 2003 was the best year in the history of the joint-stock company. Gazprom demonstrated solid growth and achieved unprecedented results in its operations and financial performance. The company reached a fundamentally new level in its development.

In the past year, OAO «Gazprom» revenues grew by 29 percent, and net profit increased by 2.7 times. Gazprom's strong financial performance will make it possible to increase the amount of the dividend payout. The value of the company's shares already increased quite significantly, appreciating in 2003 by over 60 percent.

Gazprom's financial situation is growing stronger. And this is not just the assessment of the Management. The positive trend was duly noted by the ratings agencies as reflected in the upgrade of the company's credit rating, as well as by the investment community as proven by a number of successful bond placements in 2003 and a considerable decrease of the company's cost of financing.

In 2003, Gazprom reaped full benefits from the favorable environment in the foreign markets as high gas prices contributed to the growth of the company's revenues. In addition to that, the company pursued an aggressive policy in export gas sales. Our deliveries grew faster than total gas consumption in Europe.

An improved structure of corporate governance and regulation procedures, including introduction of a budgeting system and internal controls, as well as implementation of a cost-reduction program all played a positive role.

One of the most important achievements of 2003 was a further increase in gas production volumes. The Zapolyarnoye field produced its first one hundred billion cubic meters of gas; new areas in the traditional gas production regions were put into operation and measures were taken to maintain gas production volumes at the existing megafields.

Only one year ago, we described the 530 bcm gas production target as an important long-term objective. However, in 2003, we exceeded 540 bcm point and new and higher goals were set in the area of continued gas production growth.

The growth of production must be accompanied by the development of Gazprom's gas transportation system. This area requires considerable investment in order to allow a continued increase of export deliveries and to provide guaranteed gas supplies to the Russian consumers. The priority nature of gas transportation projects finds its reflection in the 2004 investment program.

In 2003, Gazprom continued to enhance in position in the markets of the CIS and Baltic states. Supplies of gas to Georgia and Armenia got under way, a contract was signed to supply gas to Azerbaijan, work was conducted in the framework of the International Consortium to manage and develop the gas transportation system of Ukraine.

Agreements were signed and large-scale cooperation was established with the countries of Central Asia. This applies not only to purchases of gas in Central Asia, but also to gas production, expansion of gas transportation capacity and improved gas business management. Implementation of the comprehensive Middle Asia - Center Program was initiated.

A strategic initiative of Gazprom is to establish a new national gas production center in Eastern Siberia and the Far East. About 20 percent of Russia's potential gas resources are concentrated in this region. Meeting the gas needs of the Russian consumers will continue to be Gazprom's constant top priority in its operations in Eastern Siberia and the Far East. Over time, the region should become an important resource base for export supplies of Russian gas to Korea, Japan, and China.

While maintaining an uninterrupted stream of gas supply in the domestic market, Gazprom is steadily expanding its export deliveries far beyond the country's national borders. In 2003, the volume of gas exported to the European countries and the hard currency revenues received reached all-time record levels in the company's history, totaling 132.9 bcm and more than US$16 bln, respectively.

Europe is our principal foreign sales market. Undoubtedly Gazprom will not only preserve its position in this market, but will enhance its dominance as liberalization continues to occur. The company's unique portfolio of long-term contracts and the experience gained over the years of activity in Europe will serve as a basis for this expansion. Our confidence in the promise of Europe has been translated into our plans to build a trunk pipeline on the Baltic Sea bed. This major pipeline project «North European Gas Pipeline» is already in the first stage of its implementation.

At the same time, the scope of Gazprom's operations and influence is gradually spreading beyond its traditional markets. As it pursues its foreign economic activities, Gazprom believes that at present we are witnessing an early stage of gas business globalization process. In this context, accessing new markets and delivering new products will emerge as the company's top priorities.

A good example of work in this direction is the project to set up a production facility to manufacture liquefied natural gas to be supplied to the U.S. market. Improvements in LNG production technology and transportation make this product not only highly competitive relative to pipeline gas, but also a source of energy that is in great demand throughout the world.

OAO «Gazprom» team will continue to make every effort to enhance the company's competitive edge in foreign markets and to ensure reliable gas deliveries to Russian consumers.

In our vision, we see Gazprom as a vertically integrated diversified energy company recognized throughout the world as the industry leader.

Successful implementation of our strategic plans will provide for Gazprom's shareholders a steady returns on their investment.

Dmitri A. Medvedev
Chairman of OAO «Gazprom»
Board of Directors

Alexei B. Miller
Chairman of OAO «Gazprom»
Management Committee

GAZPROM: MOVING FROM EUROPEAN TO GLOBAL MARKET

The world continues to face growing energy demand. Global energy consumption is expected to increase 58 % in the period from 2001 through 2025. The most impressive energy consumption growth rates in the above period are to be seen in the developing countries, in particular in the Asian states, such as China, where the demand for energy resources is expected to double in 25 years.

World energy balance (fossil fuels), billion tons of oil equivalent



16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
1990
2000
2001
2005
2010
2015
2020
2025
Oil
Coal
Nuclear energy
Others
Natural gas

Source: Annual Energy Outlook 2003

Natural gas is expected to take the lead among other primary sources of energy in terms of demand growth rates. This index is projected to grow at a rate of around 2.8 % during the period from 2001 through 2025. The power industry is likely to become the major consumer of the natural gas. Due to the growing number of new types of power-generating equipment using «blue fuel» in the world, the efficiency of gas consumption is higher than that of coal and furnace fuel oil. «Environmental cleanness» of gas contributes a lot to its leadership.

In many regions of the planet, and Russia in particular, natural gas is a key fuel used for utility purposes, which provides a modern standard of living to the population. Gas is the most valuable raw material for production of petrochemicals. Improving the degree of gas processing is another promising direction for the world's gas companies.

Annual consumption growth gates for major fuels and energy in the world, 2001–2025, %



3,0
2,5
2,0
1,5
1
0,5
0
Oil
Gas
Coal
Nuclear energy
Others

Source: Annual Energy Outlook 2003

Proved gas reserves for certain geographic regions and countries of the world as of 01.01. 2003, bcm



80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
North America
Latin America
Western Europe
Central and Eastern Europe
Russia, incl. Gazprom
Africa
Middle East
APR
China
Japan

Source: OAO «Gazprom», «Gas industry of foreign countries», 2004

Comparing natural gas production volume and reserves in Russia (Gazprom Group) to those in the major regions of the world market confirms the positive outlook for expansion of Gazprom's activities from the European to the global level.

Gross gas production for certain geographic regions and countries of the world, 2002, bcm



1 000
800
600
400
200
0
North America
Latin America
Western Europe
Central and Eastern Europe
Russia, incl. Gazprom
Africa
Middle East
APR
China
Japan

Source: OAO «Gazprom», «Gas industry of foreign countries», 2004

In determining its strategic direction Gazprom takes into account the forecast growth of natural gas consumption in all the world's regions. While North America is a promising market in terms of absolute figures of consumption, countries in the Asian and Pacific Region (APR) are of interest, too, as they show the highest growth rates of demand for natural gas.

Forecast growth
of natural gas consumption,
2001–2025, bcm and %
to the beginning of the period


North America
Western Europe
Central&Eastern Europe
Japan
Mexico
Middle East
China
Australia/New Zealand
1 400
1 200
1 000
800
600
400
200
0
600 %
500 %
400 %
300 %
200 %
100 %
0 %

■ 2001 □ 2025 □ Growth rates of consumption,%

Source: Annual Energy Report 2003

Pursuing the policy of maintaining and strengthening its positions in the European market, Gazprom is planning to extend its activities to new geografic directions as well, namely in the North America and countries in the Asian and Pacific Region.

Major world's natural gas transportation flows
and directions for the development of Gazprom Group's export activities


75.7
38.3
10.9
48.3
4.9
109.0
4.3
2.6
20.1
30.6
6.6
4.2
8.3
6.7
5.9
5.3
15.3
2.6
3.0
5.4
10.1
3.7
8.2
22.7

Gas transportation flows, bcm
Pipeline gas — LNG — Pipeline gas (projects) — LNG (projects)
Major directions for the development of Gazprom Group's export activities

Source: OAO «Gazprom», BP Statistical Review of World Energy, 2003; ENI World Oil and Gas Review 2003 (Natural gas)

The results of Gazprom's activities for 2003 shown in the present Annual report provide a solid foundation for expanding Gazprom's participation in the globalization of gas market.

MAJOR PRODUCTION AND FINANCIAL RESULTS*

Major production and financial results

Production (Gazprom Group)	Units	2001	2002**	2003	2003/2002, %
Gas reserves increase	bcm	166,2	514,4	**426,8**	83,0
Gas production	bcm	512,0	521,9	**540,2**	103,5
Condensate and oil production	million tons	10,2	10,6	**11,0**	103,8
Gas supplies to Russian consumers	bcm	282,1	283,5	**291,0**	102,6
Gas export to Europe	bcm	126,9	128,6	**132,9**	103,3
Gas export to CIS countries and Baltic states	bcm	39,6	42,3	**42,6**	100,7
Trunk pipelines and pipeline branches put into operation	km	500,0	818,2	**1 786,5**	218,3
Financials (OAO «Gazprom»)					
Sales of goods, products, work, services (net of VAT, excise taxes and other obligatory payments)	million roubles	474 471	604 853	**780 613**	129,1
Sales profit	million roubles	164 919	109 044	**207 555**	190,3
Net profit	million roubles	71 928	52 639	**142 623**	270,9
Net assets	million roubles	1 559 354	1 574 060	**1 707 213**	108,5
Dividends***	million roubles	5 445	10 416	**9 469**	90,9
Short-term borrowings	million roubles	321 059	336 431	**275 756**	82,0
Long-term borrowings	million roubles	198 877	282 803	**312 597**	110,5
Capital expenditures (Gazprom Group, net of VAT)	million roubles	119 974	142 300	**173 704**	122,1

** Data for 2002 differ from analogous facts of Annual report 2002 due to changes made during preparation of financial accounts of 2003

*** In 2004 it is recommended to pay 16 335 million roubles as dividends based on the results of operation in 2003

Gas production, bcm



550
540
530
520
510
500
490
1999
2000
2001
2002
2003

* The term OAO «Gazprom» used in this Annual report refers to the head company of the Group, i.e. to Open Joint-Stock Company «Gazprom». The Gazprom Group, the Group or Gazprom imply OAO «Gazprom», its subsidiaries and related companies taken as a whole. Unless otherwise specified, the information about production activities, capital construction, prices, and marketing is based on the management reports data.

Capital expenditures (net of VAT), 1999–2003, RR billion


200
150
100
50
0
1999
2000
2001
2002
2003

Gas sales revenue structure, %**


Russian Federation – 31,4
CIS countries and Baltic states – 7,1
European countries – 61,5

**Based on OAO «Gazprom» 2003 annual accounts

GAZPROM is the:

- world's largest gas company,
- largest gas supplier to Russian consumers,
- largest Russian exporter,
- largest Russian company,
- largest Russian taxpayer,
- largest Russian investor.

A key objective of Gazprom's economic strategy is to increase capitalization, as well as maintain and strengthen its leadership both in the world and Russian gas markets through the integration into the ever-changing business environment.

Gazprom in Russia and globally



Yamburggazdobycha
Urengoigazprom
Nadymgazprom
Achimgaz
Severgazprom
Noyabrskgazdobycha
Tyumentransgaz
Surgutgazprom
Gasum, Nord Transgas
Lentransgaz
Eesti Gaas
Latvias Gaze
Stella Vitae
Permtransgaz
Volgotransgaz
Tattransgaz
Uraltransgaz
Bashtransgaz
Mostransgaz
Tomsktransgaz
WIEH
Wingaz
Gazprom Finance BV
Gazprom (UK) Trading
EuRoPol GAZ
Gas Trading
Gas und Warenhandelsgesellschaft
Fragaz
Slovrusgaz
Panrusgaz
Moldovagaz
Yugtransgaz
Samaratransgaz
Orenburggazprom
KazRosGaz
Volgogradtransgaz
Astrakhangazprom
Kubangazprom
Kavkaztransgaz
Kaspiygazprom
Overgaz
Topenergy
Promgaz
Turusgaz
Armrosgaz
Prometheus Gas

■ Joint ventures with foreign partners □ 100%-owned subsidiaries

MAJOR EVENTS OF THE YEAR

STRENGTHENING MINERAL RESOURCE BASE

Three new fields were discovered: Obskoye, Yuzhno-Chernoerkovskoye, and Peschanoye.

100% ownership was regained over Severneftegazprom.

The Concept for continental shelf development and the Program of oil and gas exploration work at sea for the period up to 2030 were approved.

INCREASE IN PRODUCTION VOLUME

The objective of stabilizing gas production and reaching the annual production level of 530 bcm in 2003 was accomplished. The production volume was 540.2 bcm in the reporting year. New production targets of 580–590 bcm in 2020 were established.

The first hundred billion cubic meters of gas was produced at the Zapolyarnoye field.

The second launch complex of the comprehensive gas treatment unit (UKPG-2S) and the first launch complex of UKPG-3S at the Zapolyarnoye oil and gas condensate field were commissioned with total annual capacity of 32.75 bcm.

The Tab-Yakhinskaya area of the Urengoiskoye field was commissioned.

The Valanginian deposit of the Yen-Yakhinskoye field was commissioned.

The Vyngayakhinskoye gas field was commissioned.

A joint venture «Achimgaz» was established by OAO «Gazprom» and «Wintershall AG» (Germany) for the development of the Achimovsk formations of the Urengoiskoye field.

Six booster compressor stations were commissioned at the Yamburgskoye, West Tarkosalinsk, and Yubileinoye fields.

EXPANDING NATURAL GAS TRANSPORTATION NETWORK AND UNDERGROUND GAS STORAGE FACILITIES NETWORK

The first stage of due diligence research was completed for the «Middle Asia – Center» project of reconstruction and improvement of the existing gas transportation system and establishing new gas transportation facilities.

Preparatory work began with potential partners within the «North European Gas Pipeline» (NEG) project. NEG was recognized as a strategically important and promising project. A bilateral Memorandum of Cooperation with regard to the «North European Gas Pipeline» was signed in the presence of the Russian President and the UK Prime Minister.

A new pipeline was launched between Karachaganakskoye field (Kazakhstan) and the Orenburg Gas Refinery (Russia).

Four compressor stations were commissioned at the existing gas pipelines: Volgogradskaya,

Salskaya, Stavropolskaya, and Smolenskaya.

Two underground gas storage facilities were commissioned: Karashurskoye and Musinskoye.

ENTERING NEW MARKETS

Development of the second and the third phases of the South Pars field (Iran) within the international consortium established to develop this field was completed.

The commercial supply of Russian gas to Turkey began through the «Blue Stream» pipeline, the first billion cubic meters of gas having been supplied by the end of the year.

Long-term contracts were signed for the purchase of gas in Uzbekistan and Turkmenistan.

The supply of gas to Armenia began.

Agreements were signed for the supply of gas to Georgia and Azerbaijan.

An Agreement was signed to create a consortium between OAO «Gazprom», OAO «Rosneft», and OAO «Surgutneftegaz». The parties agreed to take joint efforts in comprehensive development of oil and gas fields in Eastern Siberia and Far East to supply the domestic market and the potential markets of China and the countries in the Asian and Pacific Region.

An agreement on cooperation in the gas sphere was signed with Korean Gas Corporation («Kogas»).

The Chairman of OAO «Gazprom» Management Committee held a number of meetings with representatives from the US Government and management of US based energy companies. Favorable environment was created for Gazprom's entering the American liquefied natural gas market.

OAO «Gazprom» held negotiations with the Venezuelan Ministry of Energy and Mines, during which the parties discussed possible ways of cooperation in terms of exploration and development of gas fields, development of gas infrastructure, low pressure pipelines, and natural gas processing.

DEBT PORTFOLIO STRUCTURE IMPROVEMENT AND RATING INCREASE

US$1.75 billion of 10-year loan participation notes issued under Rule 144A were placed. Gazprom received awards from the International Financial Review for the best 2003 issue in «Emerging Market Bond» and «EEMEA (Eastern Europe, Middle East and Africa) Bond» nominations.

A 7-year loan participation notes issue was placed for the total of 1 billion Euros. It became the largest issue of euro-denominated bonds that have ever been made by corporate issuers located in a developing economy and the first corporate Euro Medium-Term Note Program (EMTN) in Russia.

«Fitch Ratings», an international rating agency, assigned long-term rating «BB» to OAO «Gazprom» both in foreign and domestic currency. This is one point lower than Russia's sovereign rating. The rating forecast is «stable».

An international rating agency «Standard and Poor's» raised OAO «Gazprom» rating to «BB-».

ACQUISITION OF FOREIGN ASSETS

OAO «Gazprom» acquired 20 % of the shares in ZAO «KazRosGaz», increasing its shareholding in this company to 50 %. This acquisition will allow the company to consolidate its grip on the Central Asia gas market and raise its flexibility and maneuvering in diversifying gas sources.

An agreement was reached on the purchase of the 100 % shareholding in the capital of an ad-hoc project company «West East Pipeline Project Investment B.V.», which is being established in the Netherlands for participating in the «West-East» project.

A contract for the purchase of 34 % interest in the Lithuanian company «Lietuvos Dujos» was initiated.

A contract for the purchase of property belonging to the Kaunas combined heat and power plant was signed.

The Pakistani Ministry of Petroleum and Natural Resources suggested that OAO «Gazprom» participate in the program of privatization of Pakistani oil-and-gas companies.

PROPERTY MANAGEMENT

OAO «Gazprom» obtained legal documents confirming its title to the immovables contributed by the Government as payment for the charter capital of RAO (OAO) «Gazprom» during the reorganization of the State Gas Concern «Gazprom».


PTOLEMAEUS ROMA 1490

ROUTES THAT CONNECTED THE WORLD

THE PRINCIPAL SEA OF ANTIQUITY

In the beginning of the so-called written history (approximately 3 000 years B.C.) peoples settled on the eastern shore of the Mediterranean Sea became intermediaries in the sea trade between the developing civilizations of Mesopotamia and Egypt.

Phoenicians were the first professional sailors and merchants. They monopolized Egyptian trade for a long period of time acting as pharaohs' suppliers. The goods they supplied included copper from Cyprus and legendary cedar from Lebanon.

Trade activities triggered the invention of alphabet as a more efficient system compared to hieroglyphic and cuneiform written language; later on, the alphabet was adopted by the Greeks and Romans from the Phoenicians together with their achievements in trade.

The Greeks were another great trading nation in the Mediterranean. Greek merchants could be met throughout the Aegean Sea and the East Mediterranean as far west as Sicily during the Mycenaean period (from the 14th through the 12th centuries B.C.).

Large-scale Roman trade started as late as the 3rd century B.C., after the First Punic War. The scope of trade in the Roman Empire became really enormous compared to earlier times. Trade operations covered a huge territory from England to India and China and from Southern and Central Europe to North Africa.


SCYTHIA
SERICA
IMAVM MONTEM
INTRA
EXTRA
ANNIBI MONTES
ALANI MONTES
SYEBI MONTES
ASPASII MOTES
NOROSSVS MOS
ANARAEI MONTES
CASII MOTES
EMODII MONTES
SOGDIA
SOGDII MOTES
SACARVM REGIO
BACTRIANA
ARIA
PARTHIA
PAROPANISADES
ARACHOSIA
DRAGINA
CARMANIA
GEDROSIA
INDIA INTRA GANGEM FLV
INDIA EXTRA
FLVVIVM
VIVM
GANGEM
SINARVM SITVS
SEMANTHINI MONTES
MAEANDRVS MONS
MAGNVS SINVS
AVREA CHERSONESVS
SINVS GANGETICVS
MARE
INDICVM
TAPROBANA INSVLA
MALAEA MOS
CALYBI MOTES
SINVS BARYGAZENVS
SINVS CANTHICVS
SINVS COLCHICVS
SINVS ARGARICVS
CARMANIA
POLLA
CORGANA
MONACHA
PHILETIS
IRENA
BALACA
ARANA
CALANDADRVA
BASSA
AMMINA
EGIDION
ORNEOS
TRICADIBA
MILIZIGERIS
LEVCA
ZIBALA
NAGADERA
BARVSSE
SABADICAE
SINDE
LABADII
INCOGNITA
TERRA
DORIVS FLV
SERVS FLV
DAONA FLV
SAENVS FLV
BEPYRRVS MONS
95
100
105
110
115
120
125
130
135
140
145
150
155
160
165
170
175
180
63
60
55
50
45
40
35
30
25
20
15
10
5

ROMÆ 1490.


OCEANVS OCCIDENTALIS
MARE ATLANTICVM
SINVS HESPERIVS
CLIMA 1
CLIMA 2
CLIMA 3
CLIMA 4
CLIMA 5
CLIMA 6
CLIMA 7
IBERNIA
ALBION INSVLA
DACIA
SARMATIA
MACEDONIA
THRACIA
MARE PONTICVM SIVE PONTVS EVXINVS
LIBYA
INTERIOR
AETHIOPIA INTERIOR
AETHIOPIA SVB AEGYPTO
ARABIA DESERTA
ARABIA FELIX
SINVS BARBARICVS
LVNAE MONS A QVO NILI PALVDES NIVES SVSCIPIVNT
PALVDES NILI
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90

PTOLEMÆUS

INFORMATION FOR SHAREHOLDERS AND INVESTORS

SHARE CAPITAL

The total number of shareholders registered in Gazprom's shareholders register as of 31.12. 2003 reached 477,059. The total number of issued shares was 23,673,512,900.

Changes in share capital structure, 1999–2003, %



100
90
80
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003
Russian Federation
Individuals
Resident legal entities
Non-resident legal entities

List of shareholders with a shareholding in OAO «Gazprom» exceeding 2% as of 31.12. 2003

Shareholders	Share in the capital,%
Russian Federation	38,37
OOO «Gazprominvestholding», OOO «New financial technologies», OOO «Fincom»	4,83
«Gazprom Finance B.V.»	4,58
«Bank of New-York International Nominees»*	4,42
NPF «Gazfund»	3,17
AB «Gazprombank» (ZAO)	3,08
ZAO «Gerosgaz»	2,93
«Ruhrgas AG»	2,50

* Nominee under the program for the issuance of ADS

SHARE MARKET

OAO «Gazprom» shares are mostly traded at the Stock Exchange «St. Petersburg» (SESP) through the RTS Stock Exchange terminals. The shares were also traded at the Moscow Stock Exchange (MSE) till August 2003, however, they were not actively traded and their trade became sporadic later on. The average annual volume of trade at the Stock Exchange «St. Petersburg» was U.S.$22 million in 2003, whereas the price denominated in roubles grew up by 60.3%.

OAO «Gazprom» American Depositary Shares (ADS**) are primarily traded at the London Stock Exchange (LSE). The average annual volume of trade at LSE reached U.S.$400–500 thousand, whereas the price of ADS rose 2.2 time during the year. The capitalization growth remains one of the OAO «Gazprom» key strategic priorities.

** 1 ADS is equivalent to 10 OAO «Gazprom» shares

OAO «Gazprom» share price growth, 1999–2003

	RTS Stock Exchange, rouble/share			London stock exchange, US$/ADS		
	Close price			Close price		
Year	at the end of the year	minimum	maximum	at the end of the year	minimum	maximum
1999	7,03	2,36	7,03	8,60	6,78	12,55
2000	8,35	6,18	10,16	6,33	5,50	11,05
2001	15,75	7,93	17,65	9,70	5,97	11,30
2002	24,02	15,64	35,45	11,70	9,70	19,65
2003	38,50	21,10	44,45	25,90	10,40	27,75

OAO «Gazprom» ADS and share price dynamics, 2003



Prices (roubles)
45
44
43
42
41
40
39
38
37
36
35
34
33
32
31
29
28
27
26
25
24
23
22
21
20
January
February
March
April
May
June
July
August
September
October
November
December
28,50
27,50
26,50
25,50
24,50
23,50
22,50
21,50
20,50
19,50
18,50
17,50
16,50
15,50
14,50
13,50
12,50
10,50
Prices (US $)
Share prices at SESP, roubles
ADS prices at LSE, US $

OAO «Gazprom» market capitalization dynamics, U.S.$ billion



30
25
20
15
10
5
0
4,67
7,94
11,35
20,43
26,99
1999
2000
2001
2002
2003

DIVIDENDS

Dividends paid in 2003 based on OAO «Gazprom» operational results for 2002 as of 31.12. 2003

	Accrued, thousand roubles	Paid, thousand roubles	Unpaid, thousand roubles*	Unpaid / Accrued ratio, %
Total	9 469 405	9 463 466	5 939	0,063
Including:				
Individuals	1 411 763	1 410 885	878	0,062
Russian Government	3 633 708	3 633 708	–	–
Legal Entities	4 423 934	4 418 873	5 061	0,114

* Part of accrued dividends based on the results of OAO «Gazprom» operations in 2002 remained unpaid due to the absence of information about shareholders' addresses and payment requisites changes. Clause 44 of the Federal «Joint stock company law» makes shareholders responsible for due notice of such changes.

Based on the results of operations in 2003, the Board of Directors recommends paying dividends in the amount of 69 kopecks per share.

Dividend dynamics, RR per share



0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
0,1
0,3
0,44
0,4
0,69
1999
2000
2001
2002
2003
Recommended

The fees paid to the members of the Board of Directors for 2002 amounted to RR1,530 thousand in the reporting year. The fees for the members of the Management Committee and the Chairman of the Management Committee and compensations envisaged by Sub-clause 9 of Clause 34.1 of OAO «Gazprom»'s Charter were not established. Their work was paid for based on their positions in compliance with their labor contracts.

FINANCIAL COEFFICIENTS AND MARKET MULTIPLIERS

OAO «Gazprom» financial and market coefficients*

	2000	2001	2002**	2003
Return on equity,%	6,70	4,60	3,30	8,35
Return on assets,%	4,10	3,50	2,40	6,20
Return on sales,%	47,10	34,80	18,0	26,6
Current liquidity ratio	1,25	1,33	1,41	1,84
Quick ratio	1,14	1,18	1,18	1,54
Debt/equity ratio	0,64	0,33	0,39	0,34
Earnings per share (EPS), roubles	2,05	3,04	2,22	6,02
P/E ratio (internal OAO «Gazprom» share market)	4,01	5,16	10,93	6,30
P/E ratio (external OAO «Gazprom» share market)	8,72	9,77	16,89	12,67
Net assets per share	30,4	65,90	66,50	72,10
Market capitalization, US$ billion***	7,94	11,35	20,43	26,99
Market capitalization/net assets	0,31	0,21	0,41	0,49

* Based on OAO «Gazprom» annual accounts.

** Figures for 2002 are given considering new accounting methods adopted in 2003.

*** In accordance with OAO «Gazprom» dividend policy, market capitalization is calculated as the sum of the arithmetic average of the daily market capitalization of the internal market and the arithmetic average of the daily market capitalization of the external market.

MANAGEMENT

OAO «GAZPROM» BOARD OF DIRECTORS

Members of the Board of Directors in 2003*

MEDVEDEV Dmitri Anatolievich
Chairman of the Board of Directors; Head of the Presidential Administration of the Russian Federation

MILLER Alexei Borisovich
Deputy Chairman of the Board of Directors, Chairman of the Management Committee of OAO «Gazprom»

ANANENKOV Alexander Georgievich
Member of the Board of Directors, Deputy Chairman of the Management Committee of OAO «Gazprom»

BERGMANN Burckhard
Member of the Board of Directors, Chairman of the Executive Board of «Ruhrgas AG»

GAZIZULLIN Farit Rafikovich
Member of the Board of Directors, Minister of Property Relations of the Russian Federation

GREF German Oskarovich
Member of the Board of Directors,
Minister for Economic Development and Trade of the Russian Federation

LEVITSKAYA Alexandra Yurievna
Member of the Board of Directors, First Deputy Head of the Secretariat of the Presidential Administration of the Russian Federation

SEREDA Mikhail Leonidovich
Member of the Board of Directors, Head of Administration of OAO «Gazprom» Management Committee

FEDOROV Boris Grigorievich
Member of the Board of Directors

KHRISTENKO Victor Borisovich
Member of the Board of Directors, Deputy Prime Minister of the Russian Federation.

YUZHANOV Ilya Arturovich
(till 28.06.2003)
Member of the Board of Directors,
Minister of the Russian Federation for the Antimonopoly Policy and Support of Entrepreneurship

YUSUFOV Igor Khanukovich
(since 28.06.2003)
Member of the Board of Directors, Minister of Energy of the Russian Federation

* Positions as on 31.12.2003

Information about Members of the Board of Directors of OAO «Gazprom» in 2003



MEDVEDEV Dmitri Anatolievich

Born in 1965, graduated from the A.A.Zhdanov Leningrad State University

Positions held over the past 5 years:

1999 – deputy Head of the Administration of the Government of the Russian Federation

1999–2000 – deputy Head of the Presidential Adminstration of the Russian Federation

2000–2003 – first deputy Head of the Presidential Administration of the Russian Federation

since 2003 – Head of the Presidential Administration of the Russian Federation

Has no shareholding in OAO «Gazprom»



MILLER Alexei Borisovich

Born in 1962, graduated from the N.A.Voznesensky Leningrad Financial and Economic Institute

Positions held over the past 5 years:

1999–2000 – General Director of OAO «Baltiiskaya Truboprovodnaya Sistema» (Baltic Pipeline System – BTS)

2000–2001 – deputy Minister of Energy of the Russian Federation

since 2001 – Chairman of the Management Committee of OAO «Gazprom»

Shareholding in OAO «Gazprom» – 0,00000027%



ANANENKOV Alexander Georgievich

Born in 1952, graduated from the Ufa Oil Institute and the Academy of National Economy under the Council of Ministers of the USSR.

Positions held over the past 5 years:

1999–2001 – General Director of OOO «Yamburggazdobycha»

since 2001 – deputy Chairman of Management Committee of OAO «Gazprom»

Shareholding in OAO «Gazprom» – 0,00266%



BERGMANN Burckhard

Born in 1943, graduated from the Aachen Institute of Technology.

Positions held over the past 5 years:

1999–2001 – deputy Chairman of the Executive Board of Ruhrgas AG

since 2001 – Chairman of the Executive Board of «Ruhrgas AG»

since 2003 – Member of the Executive Board of «E.ON AG»

Has no shareholding in OAO «Gazprom»



GAZIZULLIN Farit Rafikovich

Born in 1946, graduated from the Gorky Institute of Water Transport Engineers.

Positions held over the past 5 years:

1999–2000 – Minister for State Property of the Russian Federation

since 2000 – Minister for Property Relations of the Russian Federation

Has no shareholding in OAO «Gazprom»



GREF German Oskarovich

Born in 1964, graduated from Omsk State University.

Positions held over the past 5 years:

1999–2000 – first deputy Minister for State Property of the Russian Federation

since 2000 – Minister for Economic Development and Trade of the Russian Federation

Has no shareholding in OAO «Gazprom»



LEVITSKAYA Alexandra Yurievna

Born in 1954, graduated from the M.V.Lomonosov Moscow State University.

Positions held over the past 5 years:

1999–2000 – assistant to the Head of the Administration of the President of the Russian Federation

2000–2003 – first deputy Head of the Administration of the Government of the Russian Federation

since 2003 – first deputy Head of the Management Secreteriat of the Presidential Administration of the Russian Federation

Has no shareholding in OAO «Gazprom»



SEREDA Mikhail Leonidovich

Born in 1970, graduated from the St.Petersburg State University of Economy and Finance.

Positions held over the past 5 years:

1999–2001 – deputy General Director for Finance of OAO «Baltiiskaya Truboprovodnaya Sistema» (Baltic Pipeline System – BTS)

since 2001 – deputy Head for Economy of BTS branch OAO «Verhnevolzhskie Magistralnye Nefteprovody» (Verhnevolzhskie Trunk Pipelines)

since 2001 – Head of Administration of OAO «Gazprom» Management Committee

Has no shareholding in OAO «Gazprom»



FEDOROV Boris Grigorievich

Born in 1958, graduated from the Moscow Financial Institute.

Positions held over the past 5 years:

since 1999 – President of the all-Russia public and political movement «Russia, Ahead!»

Shareholding in OAO «Gazprom» – 0,000004%



KHRISTENKO Victor Borisovich

Born in 1957, graduated from the Chelyabinsk Polytechnic Institute.

Positions held over the past 5 years:

1999–2000 – first deputy Prime Minister of the Russian Federation

since 2000 – deputy Prime Minister of the Russian Federation

Has no shareholding in OAO «Gazprom»



YUZHANOV Ilya Arturovich

Born in 1960, graduated from the A.A.Zhdanov Leningrad State University.

Positions held over the past 5 years:

1999 – deputy general director of OAO «Mezhregionalnoe nauchno-proizvodstvennoe obiedinenie «Polimetal» (Interregional Scientific-and-Manufacturing Union «Polimetal»)

since 1999 – Minister of the Russian Federation for the Antimonopoly Policy and Support of Entrepreneurship

Has no shareholding in OAO «Gazprom»



YUSUFOV Igor Khanukovich

Born in 1956, graduated from the Novocherkasskiy Polytechnic Institute and All-Union Academy of Foreign Trade.

Positions held over the past 5 years:

1999–2001 – general director of the Russian Agency for Government Reserves

since 2001 – Minister of Energy of the Russian Federation

Has no shareholding in OAO «Gazprom»

Major Issues Discussed by OAO «Gazprom» Board of Directors in 2003
(On the whole, there were 45 meetings held and 124 issues discussed)

Gas Production and Transportation

On the implementation of measures to increase gas production

On measures to develop OAO «Gazprom» mineral resource base

On activities related to the audit of the reserves of natural gas, gas condensate and oil at OAO «Gazprom» fields

On OAO «Gazprom» preparation for the autumn and winter period 2003–2004

Financial and Economic Activities

On improving OAO «Gazprom» financial planning system

On OAO «Gazprom» internal corporate budgeting

On implementation of the Program of OAO «Gazprom» borrowings and securities placement and utilization of raised funds

On separate financial accounting for different types of activities (production, transportation, and sales)

On measures to decrease OAO «Gazprom» receivables and payables

On approving the budget (financial plan), investment program, and program for decreasing OAO «Gazprom» expenditure for 2003

On interim results of OAO «Gazprom» operations for 2003, budget (financial plan), investment program, and program for decreasing OAO «Gazprom» expenditure for 2004

On procedures for purchasing inventory for the needs of OAO «Gazprom» and its subsidiaries

On improving the system of purchasing inventory for the needs of OAO «Gazprom» and its subsidiaries by giving priority to contest procedures

On OAO «Gazprom» dividend policy

On the concept of de-monopolization of construction activities in OAO «Gazprom» and the plan for measures aimed at its implementation

On the strategy for investment decision-making

On placing OAO «Gazprom» bonds in the Russian market in 2003

On OAO «Gazprom» activities aimed at implementing the depreciation policy

Selling Hydrocarbons in the Internal Market

On amending the existing procedures of selling gas in the Russian internal market, which would envisage structural reorganization of OOO «Mezhregiongaz»

On measures to increase OAO «Gazprom» revenues from the sale of oil, liquid hydrocarbons, and its refining products

On gas saving concept

Property Assets

On the current status and prospective work related to recovery of OAO «Gazprom» and its subsidiaries' assets

On confirmation of OAO «Gazprom» title to immovables

On the list of non-core assets and inefficient assets of OAO «Gazprom», its subsidiaries, and organizations due to be sold in 2003

On the list of organizations engaged by OAO «Gazprom» for an independent valuation of property assets

Foreign Trade Activities

On OAO «Gazprom» participation in the investment phase of the project entitled «The Creation of International Consortium for Managing and Developing Ukraine's Gas Transportation System»

On the status of work aimed at settling accounts between the federal budget and OAO «Gazprom» as per Yamburg agreements

On establishing an ad-hoc project company within OAO «Gazprom» participation in the «West-East» project

On the status of bilateral relations in gas industry between the Russian Federation and the Republic of Kazakhstan

On agreeing upon OAO «Gazprom» acquisition of KazRosGaz's shares

On approval of the Regulation on Procedures for Disclosing the Activities of OAO «Gazprom» Board of Directors

On OAO «Gazprom» participation in privatization of Lietuvos Dujos

Contests, Audits, and Courts

On arranging for the contest to select audit companies for the statutory annual audit of OAO «Gazprom» for 2003



ROUTES THAT CONNECTED THE WORLD

SILK ROAD

A special aspect in the Eastern trade was the trade with China. The Silk Road – the name of the caravan trail from China to the Middle and Front Asia in Antiquity and Middle Ages – was established in the 2nd century B.C. Originating in Sian it led through Lanchow to Dunhuang where it split into two: the northern way went through Turfan, crossed the Pamirs, and moved further on to Ferghana and the Kazakh steppes, the southern way passed Lake Lobnor, bypassed the Takla Makan Desert, and went through Yarkend and the southern Pamirs to Parphia, India, and the Middle East. The ancient Silk Road connected the East and the West for many centuries. It was this road that promoted fast development of science, technology, relationships between the peoples and states, and the exchange of cultural values.

The Silk Road was most actively used from the mid-13th to the mid-14th century. During this period, the rulers of the Mongolian Empire (the largest continental empire in human history in terms of geographical expanse, which spread from the modern boarders of Hungary and Poland to the Pacific Ocean) traded with Western merchants.

Well-organized security service along the road and caravan trails contributed to the development of internal and foreign trade. There is evidence that Khoresmian merchants have reached with their merchandise as far as Andalusia in the West and China in the East.

Great amounts of silk, velvet, brocade, various other tissues, glass articles, decorations, and leather articles were streaming along the Silk Road from China to Byzantium for many centuries, some of them being sold in Bukhara, Samarkand, Tashkent, Merva, Kashgara, and other Asian centers of trade. It is because of this trade route that the Europeans learned about silk, porcelain, paper, gunpowder, and other inventions made in China.

...URQUIE EN ASIE, L'ARABIE, LA PERSE, L'INDE, LA CHINE, LA TARTARIE, ...ES EMPIRES, MONARCHIES, ROYAUMES, et ESTATS, qui s'y trouvent a present, Dressé sur les Relations les pl.s Nouvelles. Par le S. SANSON, Geographe ord.re du Roy. 1696.



SEPTENTRIONAL
MER DE TARTARIE
Cercle du Pole Arctique
SU-MOAL ou TARTAR
MOAL ou MONGAL et MAGOG
MERKAT
IEKA-MOAL ou IAGOG et GOG
MER DES KAIMACHITES
KAIMACHITES, autrement NAIMANS.
TARTARIE
YUPI
TERRE DE IESSO
IEÇO
Terre de la Compagnie
THIBET
THO KIVE ou TANJU
ROYAUME DE NIUCHE
EMPIRE DE LA CHINE
NIPHON
ISLES DU IAPON
GRAND MOGOL
Ligne ou Cercle du Tropique du Cancer
Golfe de Tunquin de Cochinchine
HAINAN I.
MER DE LA CHINE
ISLES PHILIPPINES
ISLES DES LARRONS
ARCHIPELAGUE DE SAINCT LAZARE
Golfe de Bengala
L'INDE
ISLE DE BORNEO
EQUATEUR ou LIGNE EQUINOCTIALE
TERRE DE PAPOUS
NOUVELLE GUINÉE
ISLE DE IAVA
DE LA SONDE
OCEAN ORIENTAL
INDIEN
Eschelle.
Paris, Chez H. Iaillot joignant les grands Augustins aux 2 Globes. Avec Privilege du Roy pour Vingt Ans.

L'ASIE, DISTINGUÉE EN SES PRINCIPALES PARTIES, SÇAVOIR LA T

LES ISLES DU IAPON, DES PHILIPPINES, DES MOLUCQUES, DE LA SONDE, DE CEYLAN, et DES MALDIVES,



L'ASIE
divisée en ses Principales Regions,
et ou se peut voir l'estendüe DES
EMPIRES, MONARCHIES, ROYAUMES, et ESTATS
qui partagent presentement L'ASIE.
PRESENTÉE
A MONSEIGNEUR LE DAUPHIN
HUBERT JAILLOT
OCEAN
MER DE MOSCOVIE
MOSCOVIE
RUSSIE BLANCHE
PARTIE D'EUROPE
MER NOIRE ou PONT EUXIN
MER MEDITERRANÉE
MER DE LEVANT
ROYAUME DE BARCA
DESERT DE BARCA
ARABIE DESERTE
ARABIE HEUREUSE
MER ROUGE
EMPIRE DES PERSES
ROYAUME DE KASGAR
CHALZAG ou
CANDAHAR
MER D'ARABIE
OCEAN
Occident

On approval of internal documents related to holding the contest to select audit companies for the statutory annual audit of OAO «Gazprom»

On approval of the new edition of the Regulation on Arbitration Tribunal under Open Joint-Stock Company «Gazprom»

Social Policy

On methodology for determining OAO «Gazprom» payroll fund in line with consumption prices growth rates

On improving activities related to OAO «Gazprom» pension program

OAO «GAZPROM» MANAGEMENT COMMITTEE

Members of OAO «Gazprom» Management Committee (as of 31.12.2003)

MILLER Alexei Borisovich
Chairman of the Management Committee

ANANENKOV Alexander Georgievich
Deputy Chairman of the Management Committee

VASILIEVA Elena Alexandrovna
Deputy Chairman of the Management Committee – Chief Accountant of OAO «Gazprom»

GUSLISTY Nikolai Nikiforovich
Deputy Chairman of the Management Committee

KOMAROV Yuri Alexandrovich
Deputy Chairman of the Management Committee (elected a member of Management Committee, Board of Directors' decision № 491, August 8, 2003)

RYAZANOV Alexander Nikolaevich
Deputy Chairman of the Management Committee

USHAKOV Sergey Konstantinovich
Deputy Chairman of the Management Committee (elected a member of Management Committee, Board of Directors' decision № 447, April 18, 2003), General Director of the Security Service of OAO «Gazprom» (pluralistically)

YURLOV Boris Dmitrievich
Deputy Chairman of the Management Committee

AKSELROD Mikhail Arkadievich
Member of the Management Committee, Head of Department of Capital Construction and Transportation, General Director of ZAO «Gazpromstroyengineering» (pluralistically)

BUDZULYAK Bogdan Vladimirovich
Member of the Management Committee, Head of Department of Gas Transportation, Underground Storage and Utilization

GOLUBEV Valeri Alexandrovich
Member of the Management Committee, General Director of OOO «Gazkomplektimpex» (elected a member of Management Committee, Board of Directors' decision № 447, April 18, 2003)

ILYUSHIN Viktor Vasilievich
Member of the Management Committee, Head of Department for Relationships with Regions of the Russian Federation

KRUGLOV Andrei Vyacheslavovich
Member of the Management Committee, Head of Department of Finance and Economics

MEDVEDEV Alexander Ivanovich
Member of the Management Committee, General Director of OOO «Gazexport»

PODYUK Vasili Grigorievich
Member of the Management Committee, Head of Department of Gas, Gas Condensate and Oil Production

RUSAKOVA Vlada Vilorikovna
Member of the Management Committee, Head of Department of Strategic Development (elected a member of Management Committee, Board of Directors' decision № 492, September 5, 2003)

SELEZNEV Kirill Gennadievich
Member of the Management Committee, Head of Department for Marketing and Processing of Gas and Liquid Hydrocarbons, General Director of OOO «Mezhregiongaz» (pluralistically)

CHUICHENKO Konstantin Anatolievich
Member of the Management Committee, Head of the Legal Department

Information about members of Management Committee whose authorities were suspended in 2003

GORNOVSKY Nikolai Nikolaevich
General Director of OOO «Mezhregiongaz» (authority of member of Management Committee ceased, Board of Directors' decision № 447, April 18, 2003)

LEVIEV Vladimir Arkadievich
General Director of OOO «Gazkomplektimpex» (authority of member of Management Committee ceased, Board of Directors' decision № 447, April 18, 2003)

LUKASH Sergey Alexeevich
Deputy Chairman of the Management Committee, General Director of the Security Service of OAO «Gazprom» (authority of member of Management Committee ceased, Board of Directors' decision № 447, April 18, 2003)

REZUNENKO Vladimir Ivanovich
Head of Department of Long-Term Development, Science and Ecology (authority of member of Management Committee ceased, Board of Directors' decision № 481, June 26, 2003)

KRASNENKOV Alexander Viktorovich
Head of Department of Property Management and Corporate Relations (authority of member of Management Committee ceased, Board of Directors' decision № 490, August 8, 2003)

Information about members of Management Committee of OAO «Gazprom» (as of 31.12.2003)



MILLER Alexei Borisovich

Born in 1962, graduated from the N.A.Voznesensky Leningrad Financial and Economic Institute
Positions held over the past 5 years:
1999–2000 – General Director of OAO «Baltiiskaya Truboprovodnaya Sistema» (Baltic Pipeline System – BTS)
2000–2001 – deputy Minister of Energy of the Russian Federation
since 2001 – Chairman of the Management Committee of OAO «Gazprom»
since 2002 – deputy Chairman of OAO «Gazprom» Board of Directors
Shareholding in OAO «Gazprom» – 0,00000027%



ANANENKOV Alexander Georgievich

Born in 1952, graduated from the Ufa Oil Institute and the Academy of National Economy under the Council of Ministers of the USSR.
Positions held over the past 5 years:
1999–2001 – general director of OOO «Yamburggazdobycha»
since 2001 – deputy Chairman of Management Committee of OAO «Gazprom»
since 2002 – member of OAO «Gazprom» Board of Directors
Shareholding in OAO «Gazprom» – 0,00266%



VASILIEVA Elena Alexandrovna

Born in 1959, graduated from the N.A.Voznesensky Leningrad Financial and Economic Institute.
Positions held over the past 5 years:
1999–2001 – Chief Accountant of OAO «Baltiiskaya Truboprovodnaya Sistema» (Baltic Pipeline System – BTS) and then Chief Accountant of BTS Branch OAO «Verhnevolzhskie Magistralnye Nefteprovody» (Verhnevolzhskie Trunk Pipelines)
2001 – deputy Head of the Administration of the Management Committee and assistant to the Chairman of the Management Committee of OAO «Gazprom»
since 2001 – deputy Chairman of the Management Committee – Chief Accountant of OAO «Gazprom»
Has no shareholding in OAO «Gazprom»



GUSLISTY Nikolai Nikiforovich
Born in 1933, graduated from the Sverdlovsk Institute of National Economy.
Positions held over the past 5 years:
Since 1998 – deputy Chairman of the Management Committee of OAO «Gazprom»
Shareholding in OAO «Gazprom» – 0,00422%



KOMAROV Yuri Alexandrovich
Born in 1945, graduated from the Moscow Energy Institute and the All-Union Academy of Foreign Trade.
Positions held over the past 5 years:
1999–2002 – Head of Department for Foreign Affairs of OAO «Gazprom»
since 2001 – deputy Chairman of the Management Committee of OAO «Gazprom»
Has no shareholding in OAO «Gazprom»



RYAZANOV Alexander Nikolaevich
Born in 1953, graduated from the I.M.Gubkin Moscow Institute of Petrochemical and Gas Industry, All–Union Correspondence Financial and Economic Institute .
Positions held over the past 5 years:
1999 – delegate to the Regional Duma of Tyumen
1999 – delegate to the Regional Duma of Khanty–Mansiisk Automomous Region
1999–2001 – delegate and deputy Chairman of the Committee for Property of the State Duma of the Federal Assembly of the Russian Federation
since 2001 – deputy Chairman of the Management Committee of OAO «Gazprom»
Shareholding in OAO «Gazprom» – 0,0004%



USHAKOV Sergey Konstantinovich

Born in 1952, graduated from the A.A.Zhdanov Leningrad State University.

Positions held over the past 5 years:

1999–2002 – employee of the Directorate of the Federal Securities Service for St. Petersburg and the Leningrad region

2002–2003 – deputy Director of the Federal Protection Services

since 2003 – deputy Chairman of the Management Committee of OAO «Gazprom», General Director of the Security Service of OAO «Gazprom»

Has no shareholding in OAO «Gazprom»



YURLOV Boris Dmitrievich

Born in 1948, graduated from the Moscow Engineering and Physics Institute.

Positions held over the past 5 years:

1999–2000 – director of the Department of Project Financing of the Savings Bank of the Russian Federation

2000–2002 – deputy and first deputy Manager of Affairs of the President of the Russian Federation

since 2002 – deputy Chairman of the Management Committee of OAO «Gazprom»

Has no shareholding in OAO «Gazprom»



AKSELROD Mikhail Arkadievich

Born in 1946, graduated from the Leningrad Engineering and Construction Institute.

Positions held over the past 5 years:

1999–2001 – deputy Director, Director for Investments and Director for Use Hydraulic Power Stations of OAO «Lenenergo»

2001–2002 – Head of Department of Investments and Construction of OAO «Gazprom»

since 2002 – Head of Department of Capital Construction and Transportation of OAO «Gazprom», general director of ZAO «Gazpromstroyengineering

Has no shareholding in OAO «Gazprom»



BUDZULYAK Bogdan Vladimirovich

Born in 1946, graduated from the Ivano-Frankovsk Oil and Gas Institute.

Positions held over the past 5 years:

1999–2001 – Head of Department of Gas Transportation and Utilization of OAO «Gazprom»

since 2001 – Head of Department of Gas Transportation, Underground Storage and Utilization of OAO «Gazprom»

Shareholding in OAO «Gazprom» – 0,004435%



GOLUBEV Valeri Alexandrovich

Born in 1952, graduated from the V.I.Ulianov (Lenin) Leningrad Electrotechnical Institute and the Academy of National Economy under the Government of the Russian Federation.

Positions held over the past 5 years:

1999–2002 – chairman of the Tourism Committee of the St.Petersburg Administration

2002–2003 – representative of the Legislative Assembly of the Leningrad Region in the Federal Council of the Federal Assembly of the Russian Federation

since 2003 – General Director of OOO «Gazkomplektimpex»

Has no shareholding in OAO «Gazprom»



ILYUSHIN Viktor Vasilievich

Born in 1947, graduated from the Urals Polytechnic Institute and the Academy of Social Sciences under the Communist Party Central Committee.

Positions held over the past 5 years:

since 1999 – Head of Department for Relationships with Regions of the Russian Federation of OAO «Gazprom»

Has no shareholding in OAO «Gazprom»



KRUGLOV Andrei Vyacheslavovich

Born in 1969, graduated from the St.Petersburg Technological Institute of Refrigeration Industry.

Positions held over the past 5 years:

1999–2001– Head of Sector of Financial-and-Credit Cooperation with Foreign Countries and International Organizations, Head of Section of Foreign Trade and Investments of the Department for Foreign Economic Cooperation of the Committee for Foreign Relations of St. Petersburg City Hall, then of the Committee for Foreign Relations of St. Petersburg Administration

2001–2002 – deputy director of OOO «Invest-In»

2002–2003 – Head of Department of Corporate Finance of OAO «Gazprom»

since 2003 – Head of Department of Finance and Economics of OAO «Gazprom»

Has no shareholding in OAO «Gazprom»



MEDVEDEV Alexander Ivanovich

Born in 1955, graduated from the Moscow Physics and Technical Institute.

Positions held over the past 5 years:

1999–2002 – director of Company «IMAG Investment Management & Advisory Group GmbH», Austria

since 2002 – General Director of OOO «Gazexport»

Has no shareholding in OAO «Gazprom»



PODYUK Vasili Grigorievich

Born in 1946, graduated from the Ivano-Frankovsk Oil and Gas Institute.

Positions held over the past 5 years:

1999–2002 – Head of Department of Gas, Gas Condensate and Oil Production and Procession of OAO «Gazprom»

since 2002 – Head of Department of Gas, Gas Condensate and Oil Production of OAO «Gazprom»

Shareholding in OAO «Gazprom» – 0,00132%



RUSAKOVA Vlada Vilorikovna

Born in 1953, graduated from the I.M.Gubkin Moscow Institute of Petrochemical and Gas Industry.

Positions held over the past 5 years:

1999–2002 – Head of Directorate of Forecasting Growth Strategies of Department of Long-Term Development of OAO «Gazprom»

2002–2003 – Head of Directorate of Forecasting Growth Strategies of Department of Long-Term Development, Science and Ecology of OAO «Gazprom»

since 2003 – Head of Department of Strategic Development of OAO «Gazprom»

Shareholding in OAO «Gazprom» – 0,00019%



SELEZNEV Kirill Gennadievich

Born in 1974, graduated from the D.F.Ustinov Baltic State Technical Institute and St.Petersburg State University.

Positions held over the past 5 years:

1999–2000 – chief specialist for the Coordination of Investment Activities of OAO «St. Petersburg Sea Port»

2000–2001 – Head of the Tax Group of OAO «Baltiiskaya Truboprovodnaya Sistema» (Baltic Pipeline System – BTS)

2001–2002 – deputy Head of the Administration of the Management Committee and assistant to the Chairman of the Management Committee of OAO «Gazprom»

since 2002 – Head of Department for Marketing and Processing of Gas and Liquid Hydrocarbons of OAO «Gazprom»

since 2003 – General Director of OOO «Mezhregiongaz»

Has no shareholding in OAO «Gazprom»



CHUICHENKO Konstantin Anatolievich

Born in 1965, graduated from the A.A.Zhdanov Leningrad State University and Yu.V.Andropov Red Banner Institute.

Positions held over the past 5 years:

1999–2001 – member and lawyer of the Moscow branch of the International St. Petersburg Bar Association

since 2001 – Head of the Legal Department

Has no shareholding in OAO «Gazprom»

CORPORATE GOVERNANCE

OAO «Gazprom» follows international principles of corporate behavior. The actions of the company's management are governed by general rules and principles contained in OAO «Gazprom» Corporate Governance (Behavior) Code.

The corporate governance principles accepted by OAO «Gazprom» provide for equal treatment of all the shareholders. In 2003, changes were introduced to the Regulation on OAO «Gazprom» General Shareholders Meeting, which required the provision of complete and reliable information about the work of the General Shareholders Meeting.

The system of informational tracking of OAO «Gazprom» annual General Shareholders Meetings established by the present moment makes it possible to provide the necessary information to all the interested persons.

OAO «Gazprom» dividend policy provides for the transparency of the mechanism used for determining the amount of dividends and paying the dividends.

A number of measures were taken in the reporting year to improve the corporate governance system in various aspects.

The following work related to the recovery and the development of assets continued in 2003 for the benefit of shareholders:

- corporate control was strengthened over OAO «AK «Sibur», Russia's largest petrochemical company;
- a controlling shareholding was acquired in «Severneftegazprom», which holds the license to develop the Yuzhno-Russkoye field with the expected production volume of 25 bcm per year, thus bringing OAO «Gazprom»'s shareholding up to 100 %.

A number of corporate documents were approved and measure taken to improve internal control over the cash flow:

- an organizational system was established in accordance with the Budget Code adopted in June 2003 for drafting the Group's budget and controlling its implementation at all levels;
- monthly, quarterly, and annual planning of cash flows was introduced;
- supplementing the three-year forecast of Gazprom's activities, the planning and forecasting horizon was expanded by developing the Group's Financial Model containing the forecast for 15 years;
- the Department of Internal Audit and Control over the Subsidiaries' Financial and Business Activities was created and is now actively functioning;
- a schedule for the development of leasing activities was adopted, which, if followed, would make it possible to considerably decrease capital investments for the purchase of equipment and machinery;
- a decision on project finance development was taken to implement global projects related to the construction of gas transportation facilities, which will contribute to alleviating the debt burden on OAO «Gazprom»;
- a new structure of OAO «Gazprom» financial block was designed to efficiently raise the Group's funds and control their spending.

In accordance with the adopted internal policies OAO «Gazprom» Board of Directors manages and controls the assets and the results of the financial and business activities.

Information about the activities of the Board of Directors is provided to all the interested persons in accordance with Regulation on Procedures for Disclosing the Activities of OAO «Gazprom» Board of Directors adopted in 2003.

In order to manage and control risks, as well as provide for the transparency of OAO «Gazprom» and its subsidiaries' activities, the Procedures for Gazprom's Transactions was adopted, according to which the Board of Directors should consider the most material transactions with Gazprom's assets.

The disclosure of information about OAO «Gazprom» activities is becoming more and more clear and regular:

- consolidated accounting (financial) statements of Gazprom Group prepared in accordance with the requirements of the Russian legislation are published and discussed with the investment community along with its consolidated financial statements prepared in accordance with IFRS and the «Analysis and Evaluation by the Management of the Financial Position and Financial Results of the Company's Activities»;
- telephone conferences are held devoted to issuing the financial statements;
- Offering Circular pursuant to Rule 144A was prepared related to the placement of loan participation notes for the total of US$1.75 billion in February 2003, which became the first document with such level of information disclosure about the Group's activities;
- several roadshows were held, some of them being connected with the securities placement and some of them non deal;
- several trips to Gazprom's sites were organized for investors and analysts;
- the web-site www.gazprom.ru was updated; the English version of the site was created;
- the system for disclosing Gazprom's current activities was established, which uses all the means to inform the target audiences.

In order to establish the single information space in OAO «Gazprom» the following work was carried out within the scope projects of Industry Integrated Information and Management System (IIIMS):

- the software and technical complex of OAO «Gazprom» web-site was launched into operation;
- the Industry Framework of Financial and Economic Indicators (IFFEI) – an information and analytical system of OAO «Gazprom» economic activities – was launched into test operation;
- the tax accounting system was launched into operation, which would provide for automatic preparation of OAO «Gazprom»'s profit tax declaration and the necessary tax registers;
- the electronic database of the single Register of the title to OAO «Gazprom» immovables was launched into test operation.



ROUTES THAT CONNECTED THE WORLD

FROM VARANGIANS TO GREEKS

The key merchant artery of the Kiev Rus was the waterway mentioned in the Tale of Bygone Years as the Way from Varangians to Greeks. It emerged in late 9th – early 10th century and tied Scandinavia, Baltic region, Northern and Southern Rus to Byzantium. The Way had its center in Kiev, which divided it into the northern and the southern part. The southern part went from Kiev down the Dnepr river to the island of Khortitsa, where the merchants' boats designed to carry 30 to 40 people were equipped with sea sails and sailed further along the western coast of the Black Sea to the city of Tsargrad (the Russian name for Constantinople). The northern part of the way led from the Dnepr river, across a portage, to the Lovat river, Lake Ilmen, the Volkhov river, Lake Ladoga, and the Neva river into the Varangian (Baltic) Sea. The great waterway was linked to other waterways of the Kiev Rus: the one from the Pripyat river to the Bug river (pronounced as Boog), which led to the Western Europe, and the Volga waterway, which led to the Arab Caliphate. This waterway was used to supply wine, spices, jewelry and glass articles, expensive cloths, icons, and books from Byzantium; bread and art-and-craft articles from Kiev; wood, furs, honey, and wax from Northern Russia, and amber from the Baltic countries.

In the second half of the 11th and 12th centuries the Way from Varangians to Greeks started gradually losing its significance due to the strengthening of relationships with Western Europe.

ORVMQVE HORDAS CONPREHENDENTIVM, EX ANTONII IENKESONII ET S


SEPTENTRIO
CIREMISSI
MARE GLACIALE
Vaigatz
Vaigate
Noua Zemla
OBDO
Pechora
Iugoria Ducatus regio ex qua olim Hungeri prodisse feruntur
Solataia baba.
A hoc est aurea vetula idolum hic colitur. Est autem figura anus, filium in gremio tenentis, et alterum iuxta se infantem habentis, quem eius nepotem esse aiunt.
Oby fluuius
CONDORA
Permiani et Condoriani aliquando Ethnici fuerunt: at nunc à Russorum Cesare perdomiti, maxima ex parte Christianismũ amplexantur. Hyeme per niues traheis itinera faciunt, quas uel canes uel cerui albi ut plurimũ trahunt. Ceruina carne bona ex parte uictitant: panis usum nesciunt: cateruatim incedunt: uestitus illis ferarum coria uel pelles.
Siber
PERMIA
TUMENA
Vrsi ad aluea
Colmona
VIATKA
VACHIN
Cazane Regnũ Tartariae fuit anno 1552 expugnatum ac Imperatori Russiae subiecta
Slouoda
Orlan
IEROSLAW
NOGAI TER
LOWGOVOT
CAZAN REG.
SERMISE
Mahumetani sunt
RESANE
MORDVA
BULGARIA
Volga flu.
Tanais uel Don fluuius
COSONCHA
SEVERA
CRIMEA
HORDA
Crimeae sunt Mahumetistae quibus cum Moscouitis assiduum bellum intercedit
Moscouia 400 miliaria longa duce habet potẽtem adeo ut in 300000 equitũ ducere possit exercitũ
VSEZVCANI TER
CVMANA TER
Circassi Petigorci Christianismum profitentur qui propriam linguam habent in castris uitam agunt ac in propinquorum funeribus pompas ducum magnificas exequias celebrant ac in memoriã mortis amicorũ auris partem aliquãdo amputant
Columnas Alexandri hic constituunt ueteres Geographi: at hodie nihil tale extare inuenitur.
MARE DE ZABACHE
CIRCASSI
INAGACHI TER
PERICORCHI TER
CAITACHI
COLCHIS
MENGRELIA
IBERI
PONTUS
EUXINUS
GIORGIANI
ARMENIA
Medi Persaeque Mahumetani sunt assiduèque cum Turcis Tartarisq; pugna confligunt, idque maxime propter differentes caeremonias: quodque superius labru rasitare nolunt, ut Turcae Tartarique factitant. In his autem regionibus maxima serici copia est.
BOLI
AMASIA
NATOLIA
PEGIAN
MERIDIES


REGIONVM SEPTENTRIONALIVM, MOSCOVIAM, RVTENOS, TARTAROS,
NOORT
MARE SEPTENTRIONALE
WEST
OOST
LAPPIA
FINMARCHIA
SCRIC FINNIA
BIARMIA
LACVS ALBA
BODDIA
BODDICVS SINVS
NORVEGIA
OCEANVS DEVCALEDONIVS
SVYD
SVECIA
DALECARLIA
DALIA
GOTIA
FINLANDIA
FINNICVS SINVS
LIVONIA
MESCHOBA
CARGAPOLIA
DVINA
RVSSIA
NOVOGARDIA
PLESCOVIA
BIELSKIA
SMOLESKIA
OCEANVS GERMANICVS
SCANIA
SVEVICVS MARE
SAMOCITIA
PRVSSIA
POMERANIA
HOLST
MASOVIA
LITVANIA
PODO
MOS
CO
VI
A
MOSKA
FLV.
OCCIDENS
Ich bin der Reiss Herr vnd Khünig
Weino andlichem Erb benüegig
Hab vō niembt nichts erbin noch gekaufft
Bin in namen Gottes ain Christ getaufft.

RISK FACTORS

In the course of its production activities Gazprom runs various risks. The most significant risks directly affecting Gazprom's activities are as follows.

■ The risk of a decline in international prices for oil products

OAO «Gazprom» sells a considerable amount of its produced natural gas in Europe. These exports are the primary source of foreign currency revenues and stable cash flows. The price of the natural gas sold depends upon the international prices for oil products. The decrease in the international prices for oil products will be followed after some time by the reduction in the prices for natural gas, which may result in lower export revenues for OAO «Gazprom».

However, according to OAO «Gazprom»'s experts' forecast, the current prices in the European markets will remain unchanged in the medium-term prospective, particularly due to the expected growth in demand for natural gas in Europe.

■ The risk of low regulated prices for natural gas sold in Russia

Gazprom Group is required to supply natural gas to Russian consumers at prices established by the Federal Energy Commission. These prices are considerably lower than the international prices for natural gas. Since 2000, there is a trend of gradual increase in the prices for natural gas sold in Russia. The Energy Strategy of Russia envisages that the growth trend will continue, yet, there is a risk that the planned growth rates for the gas prices will not occur.

■ The risk of higher competition from other natural gas producers and suppliers in Europe

Increased competition may affect OAO «Gazprom» prices and sales in the European region. In each of its major markets in Europe, OAO «Gazprom» faces competition from gas producers and suppliers (especially from the Netherlands, Norway and Algeria).

■ The risk of delayed payments and non-monetary settlements on behalf of gas consumers in Russia and countries of FSU.

The limited ability or inability of certain consumers in Russia and FSU countries to pay for the supplied natural gas may have an adverse affect on OAO «Gazprom» activities. The share of monetary payments in the revenues from the sale of gas in Russia has grown recently.

■ The risk of changes in taxation procedures

Gazprom pays taxes in accordance with the effective legislation and is one of the largest sources of tax revenues for the federal budget and the budgets of other levels. Federal, regional, and local authorities are in charge of solving social and economic problems, which, if combined with certain difficulties in tax collection, raises the risk that the Russian Government or the regional and local authorities may try to solve the budgetary problems through increasing tax burden.

■ Environmental risks

Gazprom's operational activities are potentially linked to the risk of causing environmental damage or environmental pollution as well as related to the cost of work needed to remediate such damage. Gazprom is constantly monitoring its operations to comply with environmental standards and to fulfil its corporate environmental policy.

MINERAL RESOURCE BASE

Gazprom holds enormous hydrocarbon reserves, representing approximately 16 % of the global proved natural gas reserves.

Gas reserves structure in Russia as of 31.12.2003, tcm



Gazprom – 28,0
Independent producers – 11,7
Undistributed fund – 8,3

Reserves

As of December 31, 2003, hydrocarbon reserves (categories $A+B+C_1$) belonging to Gazprom Group were estimated as follows in accordance with the Russian methodology (i.e. with account taken of the proportional part of reserves belonging to the companies with OAO «Gazprom» shareholding):

Gazprom Group's hydrocarbon reserves as of 31.12.2003

	Gas	Condensate	Oil
Total	28,0 tcm	1,28 bln. tons	0,57 bln. tons
Including Urals Federal Area, %	81,5	59,6	81,8

Most of the natural gas reserves are located in Western Siberia (the Urals Federal Area) and are characterized by high geographical concentration. As of 31.12.2003, the reserves of the largest fields – Urengoiskoye, Yamburgskoye and Zapolyarnoye – accounted for 12.9 tcm or 46.1 % of the total reserves (categories $A+B+C_1$).

Location of gas reserves by Russian regions and OAO «Gazprom» major gas fields, bcm


Shtokmanovskoye
Kharasaveiskoye
Bovanenkovskoye
Yamburgskoye
Zapolyarnoye
Medvezhye
Urengoiskoye
Komsomolskoye
1 478
North-Western
Privolzhskiy
844
22 824
2 625
Orenburgskoye
Urals
235
Southern
Siberian

Gas field	Current gas reserves	Degree of depletion, %
Urengoiskoye	5 368,9	48,7
Yamburgskoye	4 134,7	39,0
Zapolyarnoye	3 419,7	3,2
Medvezhye	549,0	75,8
Komsomolskoye	468,0	39,7
Bovanenkovskoye	4 374,9	0,0
Kharasaveiskoye	1 258,9	0,0
Shtokmanovskoye*	1 268,2	0,0
Astrakhanskoye	2 518,8	4,0
Orenburgskoye	805,7	56,9

* Reserves are given in proportion with OAO «Gazprom» share of participation in agreement of joint development of the field.

Audit of reserves**

Since 1997, the U.S. firm «DeGolyer and MacNaughton», has audited 89 % of natural gas reserves, 92 % of gas condensate reserves and 64 % of oil reserves. The present value of hydrocarbon reserves is assessed at US$60.7 billion.

Licenses

OAO «Gazprom» and its 100%-owned subsidiaries held 120 licenses for the use of mineral resources as of the end of 2003 (compared to 112 licenses in 2002), including 90 hydrocarbon production licenses and 30 geologic examination licenses. Another 34 are held by the companies with various level of OAO «Gazprom» shareholding in their charter capital.

In 2003, Gazprom Group received certificates proving the discovery of 11 fields: Kamennomysskoye-more, Obskoye, Lenskoye, Sredne-Nadymskoye, Yuzhno-Pestsovoye, Peschanoye, Svobodnenskoye, Yuzhno-Grivenskoye, Chernoerkovskoye, Severo-Pribrezhnoye, and Vostochno-Pribrezhnoye.

** Figures are presented as of 31.12. 2002

Geological Exploration Work and Drilling

The following fields and deposits were discovered in 2003:

- fields
  - Obskoye gas field, Western Siberia;
  - Yuzhno-Chernoerkovskoye gas-and-oil field, the Krasnodar Territory;
  - Peschanoye gas-and-oil field, the Krasnodar Territory,
- deposits
  - oil deposit at the Yamburgskoye field;
  - gas deposit at the Grechanoye area;
  - oil deposit at the Urengoiskoye field;
  - oil-and-gas deposit at the Vostochno-Pribrezhnoye field.

In 2003, geological exploration work was carried out in the traditional gas production areas: Western Siberia, Timano-Pechora Province, the Urals and Privolzhski districts, Krasnodar Territory, and the Eastern Siberia.

418.3 thousand meters of production wells and 79.5 thousand meters of key, parametric, and exploration wells were drilled in the reporting period. 9,972 running km of 2D and 2,350 square km of 3D seismic surveys were completed.

RR7.9 billion were spent on geological exploration work in 2003; whereas in 2004 this amount is planned to be increased up to RR12.7 billion.

Hydrocarbon reserves increase due to geological exploration work, 2003

Natural gas, bcm	426,8
Condensate, mln. tons	0,2
Oil, mln. tons	9,4

The construction of 333 wells was completed including 309 production ones (36 of them being located at the underground gas storage facilities) and 24 exploration ones (4 of them being located at the underground gas storage facilities).

Well construction, units, 1999–2003

Year	Total	Production	Exploration
1999	188	161	27
2000	109	89	20
2001	195	157	38
2002	288	242	46
2003	333	309	24

Gazprom is widely using state-of-the-art technologies and telemetric orientation systems, which helped it to drill 22 horizontal wells. Six inactive wells were recovered by drilling the branch holes.

Measures for reducing the cost of well construction at OAO «Gazprom» fields and underground gas storage facilities were carried out in 2003, resulting in a reduction of penetration costs per meter by 18 % in exploration well drilling and by 3 % in production well drilling.

Shelf

The basic provisions of the Concept of OAO «Gazprom» work at the Russian shelf were approved in 2003. Within the framework of this Concept, the Program of oil and gas exploration work at sea for the period up to 2030 is being developed, which will define the scope of the required seismic work, engineering studies, and deep-drilling at the shelves of the Barents Sea, Kara Sea, Pechora Sea, Caspian Sea, Black Sea, and the Sea of Azov. On the whole, the implementation of the Concept may result in the increase in OAO «Gazprom» gas reserves by 10–11 tcm and oil reserves by 400 million tons.

The exploration work continued in the Ob bay in 2003. Three exploration wells were drilled using the AMAZONE jack-up floating drilling rig: two of them at the Kamennomysskoye-more field (1,200 m and 1,205 m deep) and one at the Ob area (2,230 m deep).

600 square km of 3D seismic survey was carried out at the Severo-Kamennomysskoye gas field.

The work was continued to develop the Prirazlomnoye field, its development schedule envisaging the maximum annual oil production of 6.58 million tons. The construction of a sea sleetproof drilling platform is being carried out, which is expected to be completed towards the end of 2005.

International Projects

Northern Caspian Shelf

OAO «Gazprom» and OAO «Lukoil» set up OOO «TsentrKaspneftegaz», with each participant of the joint venture owning a 50 % stake, to develop the «Central» geological structure in the northern part of the Caspian Sea under the parameters of a Protocol to the Treaty between Russia and Kazakhstan on the demarcation of the seabed in the northern part of the Caspian Sea.

Vietnam

OAO «Gazprom» and the General oil and gas company «PetroVietnam» continued their cooperation at Block 112 (Bat Chi structure on the shelf). The project estimate documents were prepared and the first exploration well was started with a scheduled depth of 4,200 m. The depth of the well reached 2,876 m by the end of 2003.

India

OAO «Gazprom» and the state company «Gas Authority of India Ltd.» continued their geophysical survey in the northern part of the Bay of Bengal (Block 26). The materials obtained in the course of the seismic survey were processed and interpreted. A promising area of the block was determined, where the geological exploration work will continue.

Iran

Work was completed aimed at developing the second and third phases of the South Pars gas condensate field within the international consortium. OAO «Gazprom» participation in the development of other phases of the field and the construction of a gas pipeline from Iran to Pakistan and further to India is being considered.

Ever more intensive geological exploration work carried out by the Group on its own will promote further development of its mineral resource base in the major gas production regions aimed at creating a unified gas production, transportation and supply system in Eastern Siberia and Far East. The geological and geophysical surveys will be concentrated in the Nadym-Pur-Tazovsky region (including the Ob bay and Tazovskaya bay), Yamal Peninsula, Barents Sea, Kara Sea, Krasnoyarsk Territory, Republic of Sakha (Yakutia), Irkutsk region, and other areas; after that licenses will be obtained for the development of the discovered fields.

One of the key directions in the strategy of gas reserves incremental growth is the use of the continental shelf resources.

The priorities in gas production at sea lie with the fields in the Ob bay and Tazovskaya bay. This is due to the considerable amount of resources located in this region (the proved gas reserves exceed 800 bcm), the availability of transport infrastructure at the adjacent land, as well as small depths and distance to the shore. The development of the fields located in the Ob bay and Tazovskaya bay is scheduled to start in 2009–2010.

PRODUCTION

Gazprom is the world's largest company in terms of natural gas production (up to 20 % in the world and 87 % - in Russia).

Gazprom Group produced 540.2 bcm of gas in 2003, which exceeded the 2002 level by 18.3 bcm. Thus, the objective of stabilizing gas production was accomplished. Gazprom moves further on from stabilizing gas production to its growth. In accordance with Russian Energy Strategy the gas production is scheduled to reach 580–590 bcm in 2020.

Gazprom Group's gas production, bcm


600
580
560
540
520
500
480
460
545,6
523,2
512
521,9
540,2
542
585
1999
2000
2001
2002
2003
2004 Expected
2020 Forecast

The major gas production growth in 2003 was due to the following:

□ the early commissioning of the production facilities at the Zapolyarnoye oil and gas condensate field (the second launch complex of UKPG-2S and the first launch complex of UKPG-3S),

□ *the connection of 24 wells located at the Tab-Yakhinskaya area of the Cenomanian deposit* at the Urengoiskoye field,

□ the commissioning of the booster compressor stations at the Yamburgskoye, West Tarkosalinsk, and Yubileinoye fields.

The overall total of one hundred billion cubic meters of natural gas was produced at the Zapolyarnoye field in November 2003.

The Vyngayakhinskoye gas field was commissioned. Using brand-new design solutions and state-of-the-art technologies made it possible to speed up the design and development, as well as considerably increase the efficiency of the complex combining the Vyngayakhinskoye and Yety-Purovskoye fields. This complex is unique, since the two fields with a 40-km distance between them will be serviced by one state-of-the-art comprehensive gas treatment unit already built at the Vyngayakhinskoye field. In 2005, the complex will reach the design capacity of 20 bcm per year.

The Valanginian gas condensate deposit of the Yen-Yakhinskoye field (the launch complex of UKPG-11V) was commissioned in the end of the reporting year, while 23 wells were connected to UKPG-2V of the Yamburgskoye field, *which will make it possible to increase the production and processing* of liquid hydrocarbons in Western Siberia.

On the whole, the production of liquid hydrocarbons rose in the reporting year. The production of gas condensate was primarily carried out at the Astrakhanskoye (39 %), Urengoiskoye (36.4 %), and Yamburgskoye (14.8 %) fields. Oil was produced from the crude oil perimeters of the Urengoiskoye and Orenburgskoye fields. Due to OAO «Gazprom» transition to the centralized selling of liquid hydrocarbons since 01.01.2003, software and technical solutions were developed to provide for automatic on-line accounting for the sales made by «Surgutgazprom», «Astrakhangazprom», «Orenburggazprom», and «Kubangazprom».



ROUTES THAT CONNECTED THE WORLD

MEDIEVAL MERCHANT HOUSES

The alliance of merchant houses, which was first mentioned as the German Hansa in 1356, was established in 1367–1370. The alliance comprised of 100 to 160 cities and towns in Northern Germany (the framework of the Hansa were never strictly limited). The economic role of the Hansa was to mediate between the production regions of the Northern, Western, Eastern, and Central Europe. The trade relationships between the Hanseatic Cities were based on the offices located in the major production centers in Europe. Hanseatic offices were also located in Novgorod and Pskov. The Hansa's political center was located in Lubeck, where the congresses of the Hanseatic Cities were held since the second half of the 14th century. Their resolutions sealed with the stamp of Lubeck were binding on all the members of the Hansa. Flanders, England, and Northern Germany supplied cloth to the market, Central Europe, England, and Scandinavia supplied metals, Northern Germany, and Western Coastal France supplied salt, whereas Eastern Europe primarily supplied furs and wax. The Hansa's activities stimulated the development of textile and mining production in Western and Central Europe and provided eastern parts of Europe with raw materials for metal processing and jewelry production. Due to the development of national economies and changes in the world trade routes the significance of the Hansa began to decrease after the second half of the 16th century. Officially it existed through 1669 gradually giving way to Dutch, English, and French merchants.


ALBUM MARE
Bella Marre
Tetscata
Goeba
MOSCOVIA
NOVOGOROD
Mare
PONTUS EUXINUS
Nigrum
Rhutenis
Czarno Morse
MARE DELLE
ANATOLIA
ASIA MINOR
Caramania
Cyprus
LYCIUM MARE
MARE EGYPTICUM
MEDITERRANEUM
LIBYCUM MARE
ÆGYPTUS
ARABIA PETRÆA
Aleppo
Cerigo
Cefalonia
VENETIA
MARE BALTICUM
Gotland
ZEE


Nova et Accurate
divisa in Regna et Regiones præcipuas
EUROPÆ
DESCRIPTIO
Per F. de Witt. Amstelodami
cum Privilegio D.D. Ordin.
Hollandiæ Westfrisiæ
OCEANUS SEPTENTRIONALIS
OCEANUS
DEUCALEDONIUS
Fero Insl.
Schetland al. Hitlant.
Hebrides Insl.
Orcades
MARE
GERMANICUM
DE NOORD ZEE
OCEANUS
OCCIDENTALIS
Estrecho de Gibraltar
MARE
MAROCHO

Gazprom Group's gas production classified by Russian regions and major gas fields, bcm


2,9
North-Western
Privolzhskiy
20,2
13,3
Southern
Orenburgskoye
Medvezhye
Yamburgskoye
Zapolyarnoye
Urengoiskoye
Komsomolskoye
500,1
Urals
3,7
Siberian

Gas field	Production
Urengoiskoye	152,4
Yamburgskoye	153,4
Zapolyarnoye	67,5
Medvezhye	28,3
Komsomolskoye	31,9
Astrakhanskoye	11,4
Orenburgskoye	20,2

Gazprom Group's production classified by types of hydrocarbons, 1999–2003

	1999	2000	2001	2002	2003
Natural gas, bcm	545,6	523,2	512,0	521,9	540,2
Condensate, mln. tons	9,2	9,3	9,5	9,9	10,2
Oil, mln. tons	0,7	0,7	0,7	0,7	0,8

The production capacities of the Group's companies were as follows as of 31.12.2003:

- the total of 10,335 wells including 6,447 exploration ones (5,947 of them being active);
- 158 comprehensive and preliminary gas treatment units with a total design capacity of 840.3 bcm per year;
- 40 booster compressor stations (66 workshops) with installed total capacity of 3,704.1 MW;

Gazprom's gas production companies paid special attention to improving the condition of production wells. 571 wells underwent refurbishment in 2003, including 390 ones located in Western Siberia. Work was carried out at the fields in the Western Siberia to intensify the inflow, in particular the hydraulic fracturing of a formation, which resulted in additional production of 1.2 bcm of gas and over 187 thousand tons of liquid hydrocarbons.

REFINING

Natural gas and gas condensate are composite mineral raw materials, the processing of which makes it possible to obtain valuable petrochemical products. The Group's refining capacities as of 31.12.2003 apart from the data related to Sibur Group included 51.0 bcm of natural gas (compared to 49.5 bcm in 2002) and 20.8 million tons of gas condensate and oil (compared to 20.8 million tons in 2002).

Processing of raw materials and production of refining products by Gazprom Group*, 1999–2003

	Units	1999	2000	2001	2002	2003
Gas processing	million cm	34 832,2	35 287,8	34 647,9	34 150,8	33 750,6
Initial gas condensate (oil) processing	thousand tons	4 950,4	4 880,8	4 965,9	5 115,4	5 302,4
Unstable gas condensate processing	thousand tons	8 981,9	9 064,4	9 347,8	9 328,7	9 517,6
Refined products:						
Benzine	thousand tons	1 103,1	1 124,5	1 215,8	1 400,1	1 842,0
Diesel fuel	thousand tons	1 521,1	1 512,6	1 617,4	1 570,7	1 542,7
Furnace fuel oil	thousand tons	358,1	379,9	384,4	374,1	390,6
Liquefied gas	thousand tons	1 363,7	1 834,2	2 111,1	1 935,6	2 081,6
Stable condensate and oil	thousand tons	6 483,2	6 643,2	6 683,4	7 269,2	7 334,2
Ethane	thousand tons	310,6	302,1	285,9	290,2	283,6
Helium	thousand cm	4 627,9	5 274,1	5 335,7	6 291,3	6 473,7
Sulfur	thousand tons	4 067,7	4 484,1	4 694,7	4 976,0	5 112,3

* Excluding Sibur Group shown below, and excluding third party inputs

The following types of work were carried out in 2003 at the facilities engaged in the processing of gas, gas condensate, and oil.

«Astrakhangazprom»:

- reconstruction of gas condensate processing facilities at the gas refinery;
- construction of underground storage facilities for liquid hydrocarbons at the gas chemical plant;
- completion and implementation of the system of production environmental monitoring.

«Orenburggazprom»:

- improvement of obsolete and worn-out production equipment (pumps, heat-exchange equipment, contact devices of the absorbers used at gas cleaning and drying units);
- construction and installation work envisaged by the Measures for receiving and processing up to 7 bcm of gas per year from the Karachaganakskoye field;
- commissioning of the first launch complex of the system of production environmental monitoring at the gas chemical plant;
- reconstruction of the fire-fighting system at gas refinery's units;
- reconstruction and replacement of the technologic pipelines of the gas refinery and the helium plants.

«Surgutgazprom»:

- construction of engine fuels conditioning unit LKS 35-64 with the following objects having been constructed and commissioned:
  - jet fuel hydrofining section;
  - diesel fuel deparaffination section;
  - jet fuel tank farm with engineering networks and an overpass.

«Severgazprom»:

■ reconstruction of gas processing facilities continued along with the work aimed at commissioning gasoline storage facilities at the Sosnogorsky Gas Refinery.

Sibur Group

Sibur Group is the leading Russian producer of petrochemical goods, its share in the Russian production of synthetic rubbers being 48 %, that of polyethylene – 18 %, and that of liquefied hydrocarbon gases – 31 %. Sibur Group also produces plastics designed for various purposes, packing and finishing materials, components for high-octane gasoline, and other products needed for the production and use of motor cars, agricultural and construction vehicles, planes and spacecraft.

Major types of products produced by Sibur Group, 2000–2003, thousand tons

	2000	2001	2002	2003
LNG	1 603	2 130	1 667	2 481
Monomers and monomer fractions	704	899	1 106	1 788
Synthetic rubber	297	464	314	519
Polymers	264	359	220	370
Products of organic synthesis	230	538	332	660
Fuel and components	1 072	911	408	405
Tires (thousand units)	10 500	15 458	3 306	17 578

Sibur Group sells its products in Russia and abroad, in particular in China, Finland, and Baltic states. The Chinese market of petrochemical products is considered to be one of the key aspects in Sibur Group's foreign trade activities.

TRANSPORTATION AND STORAGE

Unified Gas Supply System (UGSS)

In 2003, UGSS functioned without any interruptions, continuously supplying gas to Russian consumers and gas-consuming industries of the national economy, and transporting natural gas abroad.

The total length of the trunk pipelines and pipeline branches was 153.8 thousand km as of late 2003. The length of the product pipelines within UGSS was 5.0 thousand km.

UGSS includes 264* compressor stations (compared to 256 in 2002). The total capacity of gas pumping units installed at compressor stations is 43.8 million kW.

The UGSS pipelines received 674.1 bcm of gas in 2003, including 521.2 bcm from OAO «Gazprom» subsidiaries engaged in gas production.

30 independent gas suppliers used OAO «Gazprom» gas transportation system in 2003, which accounted for 14.2 % of gas transported through UGSS. The independent suppliers provided a total of 95.4 bcm of gas, including 44.1 bcm of transit gas from Central Asian republics.

Over 14 % of trunk pipelines are aged less than 10 years, 38 % are aged between 11 and 20 years,

* Taking into account compressor station put in and out of operation during 2003

and 30 % are aged between 21 and 33 years. In the reporting year, Gazprom continued implementing its Comprehensive program of reconstruction and technical refurbishment of trunk transportation facilities for the period from 2002 through 2006. The capital investments into the facilities under reconstruction totaled RR14.6 billion in 2003.

18 planned and two additional preventative maintenance programs were carried out in 2003 to repair 1,350 km of gas pipelines, 212 underwater crossings, and 544 gas distribution stations and to diagnose the equipment at 158 compressor stations. 20 thousand km of gas pipelines underwent pipe flaw detection; 26.7 thousand km underwent surveys based on electrometric methods, and 1,356 lines of underwater crossings were inspected. This work resulted in a lower number faults, which decreased from 0.21 per 1,000 km in 2002 down to 0.18 in 2003.

Underground Gas Storage Facilities (UGSF)

Underground gas storage facilities make it possible to considerably lower the possibility of crisis situations in gas supply to the country and to ensure continuous export supplies.

24 gas storage facilities were operated as of late 2003: 7 in water-bearing structures and 17 at depleted fields. All the underground storage facilities are located either as close as possible to the major consumers or in the tie points of the gas transportation system making it possible to promptly direct gas flows in any situation.

In the reporting year, gas started being pumped into the Karashurskoye UGSF (Udmurt reserving complex operated by «Permtransgaz») and Musinskoye UGSF (Kanchurinsko-Musinsky underground gas storage complex operated by «Bashtransgaz»).

8 UGSF either planned or currently under construction: the Udmurt reserving complex of UGSF (including Novotroitskoye, Chezhibashevskoye, and Severo-Chezhibashevskoye), Bednodemyanovskoye, and Shatrovskoye – in water-bearing structures; Talovskoe – at the depleted fields; Kaliningradskoye, Volgogradskoye, Bereznikovskoye, and Novomoskovskoe – in rock salt formations.

The volume of gas retrieved from UGSF was 42.8 bcm in 2003 (compared to 40.4 bcm in 2002), including 40.4 bcm of that from UGSF in Russia (compared to 38.4 bcm in 2002). The volume of gas pumped into UGSF reached 56.3 bcm in 2003 (compared to 45.7 bcm in 2002), including 49.4 bcm of that into UGSF in Russia (compared to 42.2 bcm in 2002). The maximum daily retrieval from UGSF was achieved in the beginning of the 2003–2004 season and amounted to 509 mcm per day.

«Gasification» of Russian Regions

Gazprom supplies natural gas to consumers in 61 Russian regions through over 3.5 thousand pipeline branches, which are about 40 thousand km long. 23 pipeline branches were built in 2003 with the total length of 354 km.

The Group exerts control over 114 and has shareholding in 71 gas distribution organizations (GDO) which run 403 thousand km of distribution pipelines (75 % of the total length of Russia) and supply the consumers with over 160 bcm of gas per year (58 % of gas supplied by all the Russian-based GDO). Almost 70 % of gas is received by Russian population through Gazprom

Group's gas distribution networks.

The capital expenditures into the development of Gazprom's gas supply systems totaled RR3.52 billion in the reporting year. These funds were used to build 1,800 km of gas distribution pipelines in 34 Russian regions and to gasify over 300 settlements.

The Concept of OAO «Gazprom» participation in construction of low pressure pipelines («gasification») of the regions of the Russian Federation was approved in August 2003.

The implementation of the Concept will contribute to better payment discipline of the ultimate consumers. «Gasification» is defined in the Concept as the key aspect of OAO «Gazprom» regional policy, which provides a solution to such strategic objectives as entering the ultimate gas consumers market, active participation in the construction and operation of the gas distribution networks, implementing new improved technologies for gas utilization, and creating the unified market for fuel and secondary energy resources. These objectives can only be implemented through mutually beneficial cooperation with the administration of the subjects of the Russian Federation. Currently, there are contracts signed with 21 regions for their «gasification».

«Gasification» requires not only the construction of networks, but also the increase in gas consumption in the Russian Federation. Consequently, new directions of gas utilization are developed: the transfer of motor cars to gas motor fuel, the construction and operation of the gas filling stations, and the development of «small-scale power industry» and processing plants.

The volumes of compressed natural gas used as engine fuel keep growing during the past several years: the amount of gas sold through automobile gas-filling compressor stations (AGFCS) in Russia doubled from 1999 through 2003 reaching 140 mcm. Replacing liquid engine fuels used for motor vehicles with natural gas allows decreasing the hazardous emissions into the atmosphere almost 5 times and halving the fuel costs.

207 AGFCS were built in Russian cities, towns, and villages by 2004, 183 of them – by Gazprom Group; these stations can provide motor cars with nearly 2 bcm of gas per year, which is equivalent to 1.5 million tons of liquid fuel. Over 40 thousand vehicles were transferred to natural gas in Russia, including over 18 % of Gazprom's own vehicles.

Relationships with Regional Authorities of the Russian Federation

A new edition of the Concept of OAO «Gazprom» regional policy was approved in 2003. It lays down the major principles, aspects and mechanisms of interaction with the subjects of the Russian Federation. The purpose of the regional policy is to create economic, legal and organizational environment for continuous functioning of the Unified Gas Supply System based on mutually beneficial cooperation between OAO «Gazprom» and the subjects of the Russian Federation.

The regulatory basis for the interaction with the regions is built on cooperation agreements between OAO «Gazprom» and the administration (government) of the subjects of the Russian Federation. 71 such agreements have been signed so far.

TECHNOLOGICAL COMMUNICATIONS

The unified technological communications network is an integral part of Gazprom Group's multi-level management system providing for reliable, state-of-the-art and high-quality transfer of all types of information in the Group's interest.

In 2003, Gazprom restored and constructed 700.3 km of digital radio-relay communications lines and 1,357 km of fiber-optic communications lines, commissioned 35 digital automatic telephone stations, 8 base trunking radio stations, and 1,015 radio stations designed for various purposes.

Unified Technological Communications Network:

- 84.9 thousand km of trunk cable communication lines;
- 20.5 thousand km of multi-channel radio-relay lines;
- 733 communications centers;
- 371 base and 22.5 subscriber mobile trunking radio stations;
- communications satellites: «Yamal-100» satellite, two «Yamal-200» satellites;
- 123 earth stations providing for satellite communications;
- 719 automatic telephone stations with the total capacity of 304.3 thousand numbers;
- unified departmental network for data transmission;
- Internet center.

Two «Yamal-200» satellites were launched, which increased the capacity of the "Yamal" system 7.6 times and considerably broadened its coverage area and throughput capacity.

Nearly one quarter of the «Yamal-200» satellites capacity will be used in Gazprom's interests. The remaining part of the capacity will be provided for commercial use to Russian state, departmental and commercial structures as well as foreign telecommunications companies.

AUTOMATION, METROLOGY, AND GAS QUALITY CONTROL

In 2003, Gazprom commissioned 11 automatic systems for technological processes control at the production, processing, transportation, and underground gas storage facilities, 57 automatic systems for units and workshops at the newly constructed compressor stations, and 136 ones at the compressor stations under reconstruction.

Gazprom equipped 3.7 thousand km of trunk pipelines and pipeline branches with remote control systems, commissioned 13 control units, 49 linear checkpoints at gas pipelines and 61 remote control checkpoints at gas distribution stations, as well as the first stage of a remote control system for managing clusters of gas wells of UKPG-2S at the Zapolyarnoye field.

Automatic systems for technological processes control of the 1U172, 3U172, U171, U182 units were reconstructed and commissioned on the first stage of the Astrakhan GR.

The following automatic systems for technological processes control were launched into test operation: GRP-1 of the Severo-Stavropolskaya underground gas storage station («green suite»), GSP-5 of the Nevskaya underground gas storage station, and GSP-6,7 of the Kanchurinskaya underground gas storage station. Automatic systems for technological processes control of the GRP No.2 of the

Peschano-Umetskaya underground gas storage station were commissioned.

Gazprom has developed and is implementing programs for the creation of metrological flow-measuring centers in «Mostransgaz» and «Uraltransgaz», reconstruction of OAO «Gazprom» GMS in accordance with ISO 5167 – 2003, technical re-equipment of OAO «Gazprom» GMS and chemical analytical laboratories with the state-of-the-art measuring devices for gas flow and quality.

Three GMS were commissioned along the Zapolyarnoye-Urengoi system of trunk pipelines, as well as two gas measuring stations along the trunk pipeline «Blue Stream», automatic systems for technological processes control at the «Aleksandrov Guy» GMS, and a unit to account for unstable condensate at UKPG-11V.

The test samples of the portable dew point analyzer (for humidity and carbohydrates) «KONG-Prima-4P» underwent state tests. The device was entered into the State Register of Measuring Devices of the Russian Federation.

ENERGY PRODUCTION AND CONSUMPTION

Gazprom Group consumed 18.9 billion kWh of electric power (including 1.4 billion kWh of that produced on its own) and 27 million Gcal of heat energy.

Gazprom is the leading company in Russia in the field of «small-scale power industry». The electric power produced at the Group's power stations more than tripled during the past 10 years.

The Group operates the following:

- over 11 thousand electric power substations with the voltage varying from 6 to 110 kV – more than 11 000 units;
- over 84 thousand km of cable and aerial power transmission lines;
- over 230 thousand electric driven vehicles with the total power capacity exceeding 12 million kW;
- 1,700 power stations used for its own needs with the total power capacity of 1.43 million kW;
- over 4,200 boiler units with the total power capacity of 14.6 thousand Gcal per hour.

Reliable operation of power equipment contributed a lot to the precise functioning of UGSS.

Gazprom launched the following stations in 2003: gas-driven reciprocating power stations with the power capacity of 6.3 MW at the «Stavropolskaya» compressor station and that with the power capacity of 22 MW at the «Purtazovskaya» compressor station; energy facilities at comprehensive gas treatment unit («UKPG-3S») at the Zapolyarnoye oil and gas condensate field, UKPG-11V at the Yen-Yakhinskoye oil and gas condensate field and the «Salskaya» compressor station.

IMPLEMENTATION OF SCIENTIFIC ACHIEVEMENTS AND DEVELOPMENTS

Research and development (R&D) expenditures by OAO «Gazprom» totaled RR$2.1 billion in 2003, with Gazprom Group's scientific and research organizations accounting for R&D RR$1.7 billion of that amount.

It was for the first time that OAO «Gazprom» made up a draft portfolio of promising intellectual property objects. The portfolio contains 38 intellectual property objects, which being implement-



ROUTES THAT CONNECTED THE WORLD

FROM INDIA AND CHINA TO EUROPE

In the 15th century, the Turks conquered Byzantium as they captured Constantinople in 1453, thus cutting the Silk Road, the main merchant route from the East to the West. The inflow of eastern goods to Europe reduced sharply. A new road to the East was to be found.

In 1498, a Portuguese expedition consisting of three caravels under the command of Vasco da Gama sailed around Africa and reached India. Starting from this moment the trade route through Venice along the Mediterranean Sea to the East fell into decay. The eastern merchandise started being carried around Africa, while the Venetians, who used to supply Europe with spices, began purchasing these spices from other European countries.

New goods appeared that had been unknown in Europe before. Exotic dyes, such as indigo and cochineal, diversified the color of European cloths making them more attractive for buyers both in Europe and across the ocean. African coffee and Asian tea became usual beverages for the Europeans. Cotton and sugar, although known in Europe before, had never been produced and sold in such quantity. Sugar production increased so much that it became available to rank-and-file Europeans. The import of Indian cotton fabrics, which had initially been treated as luxury items for the rich, gradually brought about one of the most significant industries in Europe. Chinese porcelain has a similar history. Although many food products, which had been unknown in Europe before, were not imported in large quantities, they, however, entered Europeans' everyday life and became important in their diet later on. Rice, which originated from Asia, started being grown in Europe as well.

Thus, the discovery of new trade routes stimulated the development of commodity production and market relationships in Europe laying the basis for the initial accumulation of capital.


Longitude Orientale du Meridien de Paris
Mer Glaciale
Mer Glaciale
Spitsbergen
Nouvelle Zemble
C. Saint ou Glacé
I. St. Laurent
C. St. Thadée
Archangel
Moscovie
Laponie Suedoise
Pologne
Astracan
Mer Noire
Turquie d'Europe
Turquie d'Asie
Mediterranee
Arabie
Sibérie
Tartarie Chinoise
Bucarie
Pays de Tibet
Japon
Corée
Terre de la Compagnie
Tropique du Cancer
Isles Marianes
I. Luzon
Philippines
Golfe de Bengale
Indes
Mer des Indes
Ligne Equinoctiale
Borneo
Nouv. Guinée
Nouv. Bretagne
Isles Salomon
Terre de Diemen
Terre du St. Esprit
Ocean Oriental
Terre de With
Nouvelle Hollande
Tropique du Capricorne
Terre d'Endracht
Terre de Nuits
I. Rodrigue
I. de France
I. Bourbon
Madagascar
Pays des Hotentots
Monomotapa
Congo
Angola
Benguela
Loango
I. d'Amsterdam
I. St. Paul
Nouvelle Zélande
Terre de Diemen
Antipodes de Paris
Cercle Polaire Antarctique
Longitude du Meridien de l'Isle de Fer.
Longitude Orientale du Meridien de Paris
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Echelle reduite de Lieues Marines de France et d'Angleterre de 20 au Degré
AVERTISSEMENT
Cette Mappemonde est dressée sur la Projection dont on se sert pour les Cartes Marines qu'on appelle Reduites. Les Paralelles et les Meridiens y sont representés par des lignes droites au lieu des courbes qu'on emploie dans la Projection Circulaire, sur laquelle cette methode a plusieurs avantages par son rapport plus precis avec le Globe. Un des principaux c'est d'y pouvoir mesurer toutes les Distances avec facilité, au moyen des Echelles qui sont aux deux costés de la Carte, dressées en Grandes Lieues de France, dont vingt repondent a un Degré de Latitude. mais il faut avoir attention de prendre les parties de l'Echelle qui sont vis a vis les endroits qu'on veut mesurer. On peut aussi y résoudre d'autres Problemes comme sur le Globe, ce que nous expliquerons dans un Memoire particulier pour cette Carte.

Prix. *trente Sols.*



Longitude Occidentale du Meridien de Paris
On ignore si dans cette Partie ce sont des Terres ou des Mers
Tout ceci est inconnu
BAYE DE BAFFINS
Cap Sant ou Glacé
Cercle Polaire Arctique
C. S Thadée
BAYE DE HUDSON
LABRADOR
TERRE NEUVE
MER DU NORD
OCEAN SEPTENTRIONAL
ACADIA
Boston
OCEAN OCCIDENTAL
MER PACIFIQUE
Tropique du Cancer
G DU MEXIQUE
ISLES SALOMON
OU
Ligne Equinoctiale
I. S Felix
Tropique du Capricorne
MER DU SUD
BRESIL
PEROU
PARAGUAY
Rio de la Plata
I. Juan Fernandes
Valdivia
L de Chiloé
Isles Malouines
Cap de Horn
OCEAN MERIDIONAL
Cercle Polaire Antarctique
Echelle de Lieues Marines de France et d'Angleterre de 2853 Toises la Lieue
Meridien de l'Isle de Fer
Meridien de Paris
Longitude du Meridien de l'Isle de Fer
Longitude Occidentale du Meridien de Paris
NORD
OUEST
CARTE REDUITE
DES PARTIES CONNUES
DU GLOBE TERRESTRE
Dressée au Depost des Cartes Plans et Journaux de la Marine
POUR LE SERVICE DES VAISSEAUX DU ROY.
Par Ordre de M DE MACHAULT Garde des Sceaux de France
Ministre et Secretaire d'Etat aiant le Departement de la Marine
Par le Sr Bellin Ingenieur de la Marine et du Depôt des Plans
Censeur Royal de l'Academie de Marine et de la Societe Royale de Londres
M. DCC LV.

ed within Gazprom Group produce annual economic effect in excess of RR675 million.

More active R&D work in Gazprom allowed to increase the number of intellectual property objects used in production 1.6 times (with the annual economic effect of RR780 million) and the number of proposed innovations 1.2 times (with the annual economic effect of RR840 million).

A work schedule was developed in 2003 along with the beginning of the implementation of the General development framework for the gas industry for the period up to 2030, which is intended to provide for Gazprom's sustainable development, improve the reliability of gas supply to local and foreign consumers and optimize the timeframes for commissioning new gas production, transportation and processing facilities.

Comprehensive due diligence and investment research was carried out to define the strategy for the development of new fields on the shelf belonging to the Russian Federation, the reconstruction of existing and creation of new production facilities to process hydrocarbons for the period up to 2010, and the production of gas motor fuel at the Group's refineries.

It was for the first time that Gazprom launched practical work to enhance utilization of non-traditional gas resources. New technologies for drilling wells at methane-and-coal fields may result in decreasing costs incurred on their development by 25 to 30 %.

The electric power saving Program for the period from 2004 through 2006 was developed, which would allow saving of up to 1,793 million kWh of electric power.

The optimization of the production capabilities the active production wells resulted in additional 8.7 bcm of gas produced from the Cenomanian deposits at the Medvezhye and Zapolyarnoye fields, which is worth RR1,285 million.

The implementation of the newly developed compositions of grouting mortars and drilling fluids and the improvement of the technology used for the construction and refurbishment of the wells resulted in savings worth RR147.5 million.

The development and utilization of the new estimation and regulatory basis for design and construction allowed decreasing the cost of contractual work by RR1.25 billion in the construction of eight gas industry objects alone.

Taking into account considerable energy intensity of the gas transportation system, a key place in the R&D policy is allocated for the development of high-efficient gas turbine drives for gas pumping units, which would meet the present-day world level in terms of efficiency, reliability and environmental safety. New-generation gas pumping units produced based on Gazprom's order have the efficiency level of 36 % or higher, their nitrogen oxides emissions are within 150 mg per m^3, while their carbon oxide is less than 300 mg per m^3, which is in line with the Russian standards.

The issue of ensuring reliable use of the Unified Gas Supply System is of great importance. Work was continued in 2003 to create high-sensitivity and high-resolution devices for pipe flaw detection, which would provide for diagnostics without decreasing the gas pipelines throughput capacity and accurate topographical positioning of the identified defects.

The industry system of equipment diagnostic servicing makes it possible to launch repair and maintenance work depending on the actual technical condition of the equipment, which ensures its reliable operation and minimizes costs. The development of this system in 2003 resulted in diagnostics of technology equipment and pipelines of 672 compressor workshops (97 % of their total number), 370 gas pumping units, and over 1.5 thousand km of underground pipelines. The system helped preventing 144 faults in the compressor station equipment in 2003.

INVESTMENT ACTIVITIES

Investment activities were performed in 2003 in accordance with the Group's development strategy.
Major investments were made in the reporting year into the implementation of transportation projects (45.2 %): «Yamal-Europe» and «Blue Stream», the construction of pipelines connecting Northern Areas of the Tyumen Region and Torzhok, Zapolyarnoye and Urengoi, as well as the development of Zapolyarnoye, Yamburgskoye, Urengoiskoye, Yamsoveyskoye, Yubileinoye, Pestsovoye, Yety-Purovskoye and other fields.

Gazprom capital expenditures amounted to RR173,704 million (exclusive of VAT) in 2003 accumulated from all its sources of finance. Over the past two years Gazprom's capital expenditures grew up by almost 45 %.

Fixed assets were commissioned for the total of RR175.1 billion (exclusive of VAT) in 2003. Construction-in-progress was brought down by RR3.6 billion compared to 2002 and was RR176.8 (exclusive of VAT) as of 01.01.2004.

Gazprom Group's capital investment structure, 2003, %



Transportation and UGSF – 45,2
Production – 38,0
Refining – 1,4
Geological exploration – 2,5
Production drilling – 5,9
Social sphere – 2,8
Others – 4,2

Gazprom's investment activities are aimed at accomplishing the following objectives:
- till the year 2010, most part of capital investments will be related to the development of the transport infrastructure due to the need to broaden and diversify export routes and improve UGSS;
- after 2010, the focus will move to the investment into the production due to the active development of fields located on the Yamal Peninsula and more active geological exploration work.

GAZPROM'S LONG-TERM STRATEGIC INVESTMENT PROJECTS

Projects Aimed at Expanding Mineral Resource Base

Gazprom's objective is to bring gas production volume up to 580–590 bcm by 2020. This objective can be accomplished through taking the following measures:
- commissioning new fields, which are ready for development;
- ensuring incremental growth of reserves through carrying out geological exploration work in the Nadym-Pur-Tazovsky region, which is the major gas production region;
- developing new promising gas production areas, in particular the fields located on the Yamal Peninsula;
- participating in gas production projects in Eastern Siberia.

The tactical solution for accomplishing the objective to provide for the required gas production volume for the 7 or 8 years to come is to commission comparatively small satellite fields located close to the infrastructure created for large-scale fields (such as Medvezhye, Urengoiskoye, Yamburgskoye, and Zapolyarnoye).

The strategic solution for maintaining the required production volume in the long-term period is to develop new gas production areas, such as the Yamal Peninsula, the fields located in the Ob bay and Tazovskaya bay, the shelf in the northern seas (primarily the Shtokmanovskoye field), Eastern Siberia, and Far East.

1. Program for Development of Gas Resources at Yamal Peninsula

The Yamal Peninsula was classified as the region of the Group's strategic interest and the primary target for developing fields in the long-term period. The explored gas reserves at the Yamal Peninsula total 10.4 tcm. Gazprom holds licenses to use the reserves of the Bovanenkovskoye, Kharasaveiskoye, and Novoportovskoye fields with the explored gas reserves totaling 5.8 tcm. The commissioning of the above fields will result in the production of 178 bcm of gas, about 3 million tons of gas condensate and 4.5–6 million tons of oil per year. The efficiency of investments into the development of the Bovanenkovskoye field and gas transportation is being contemplated; after the appropriate document is approved an investment decision is to be taken to develop the fields at the Yamal Peninsula.

2. Developing Hydrocarbon Reserves in Eastern Russia

As per the regulation of the Russian Government, OAO «Gazprom» is the coordinator of the Program for the development of gas resources in the Eastern Siberia and Far East, creation of the gas supply system for the eastern regions of Russia and establishing a unified export channel for gas supply to the markets of the countries in the Asian and Pacific Region. Therefore, one of OAO «Gazprom» strategic tasks is to expand its activities to the east of Russia.

The development of Gazprom's production activities in the eastern regions of the country provides tangible opportunities for long-term cooperation with China, Korea, and Japan.

Projects for Development of Transnational Euro-Asian Gas Transportation System

The development of transnational Euro-Asian gas transportation system consisting of Russian UGSS and export trunk pipelines connected thereto is the basis for increasing gas supply both to Russian consumers and abroad. During the period up to 2010, the investments envisaged for the development of gas trunk pipelines will be mainly focused on the following construction projects.

1. «Yamal-Europe»

The concept of the «Yamal-Europe» gas pipeline construction envisages step-by-step commissioning of segments of the gas transportation system (including compressor stations) using the existing gas transportation facilities based on the market requirements before the whole system is launched into operation.

The gas pipeline construction is coming to an end. Parts of it are already functioning in Germany, Poland, and Belarus. The linear part of pipeline in Russia from Torzhok to the Belarus border is scheduled to be completed by late 2004. The construction of all the compressor stations along the part from Torzhok to the Polish border is to be completed in 2005. The completion of the pipeline from Torzhok to the Polish border will require about RR11.6 billion.

The expediency of the construction of the second line of the «Yamal-Europe» gas pipeline will be determined based on the economic efficiency of such expansion and the future demand for the gas in Europe.

2. «North European Gas Pipeline»

OAO «Gazprom» Management Committee took a strategic decision in late 2002 to launch the construction of the «North European Gas Pipeline», which will run under the Baltic Sea from the Russian town of Vyborg to the German coast and further on to the UK. The undersea part of the gas pipeline is expected to be 1,189 km long. The construction costs are estimated at US$5.7 billion. The design capacity is about 20 bcm of gas per year. This gas pipeline will directly connect the Unified Gas Supply System of Russia with consumers in the Western European countries. The Yuzhno-Russkoye field is currently defined as the resource base for this gas pipeline.

The construction of the «North European Gas Pipeline» is expected to be completed within 4 years. The project enjoys European Union support, which designated it a high priority European project in the Trans-European Gas Network, thus helping to secure long-term financing for the project. Major oil and gas companies such as «Fortum», «Gasunie», «Royal Dutch/Shell», «BP», «Ruhrgas», «Total» and «Wintershall» have expressed interest in participating in this project.

3. «West-East» Project

OAO «Gazprom», «Shell», and «ExxonMobil» signed a framework agreement with «PetroChina» in 2002 to create a joint venture for the «West-East» pipeline project in China. The project envisages the production of natural gas in China, the construction and operation of a gas pipeline, and the sale of gas in the Eastern Chinese market. In 2003, OAO «Gazprom» negotiated with «PetroChina» about the terms and conditions of participation in the «West-East» project. The deadline for the negotiation process has not been fixed yet.

Export Routes Diversification Projects

OAO «Gazprom» strives to diversify its activities and expand the range of its products and services. Thus, the development of technologies for producing liquefied natural gas and liquid fuels is viewed as promising directions.

1. Production of Liquefied Natural Gas and Gas-to-Liquid Conversion Technology

The trends in the world's gas consumption market development evidence the need to develop the liquefied gas industry on a large scale. As of now, there is no industrial production of liquefied natural gas (LNG) in Russia. Meanwhile, large-scale LNG production may provide for direct gas export rather than through third countries, which will make it possible not only to raise the reliability of gas supply to the European market, but also to enter the promising U.S. market.

In 2003, OAO «Gazprom» was contemplating the draft measures for the development of production and sea transportation of liquefied and compressed gas. Gazprom contacted the companies offering their expertise, technical and financial resources to implement the projects of production and sea transportation of liquefied natural gas, in particular Norwegian companies «Knutsen OAS Shipping» and «Bergesen AS Shipping», French company «Gaz de France», Japanese company «Sumitomo Corporation» and American company «ConocoPhilips».

Cooperation Development Projects

1. International Consortium for Managing and Developing Ukraine's Gas Transportation System

Ukraine is a major transit country for Gazprom's gas export to Europe. 80 % of gas is transported through its territory. Therefore, Gazprom is very much interested in improving and maintaining its trunk pipeline system.

The key objectives for the consortium creation are:

- transporting gas and ensuring reliability, safety and continuity of the Ukraine's gas transportation system functioning;
- establishing new competitive gas transportation facilities in the Ukrainian territory;
- ensuring economically efficient use and operation of the Ukraine's gas trunk pipeline facilities and underground gas storage facilities;
- attracting investment resources required for the improvement and development of the Ukraine's gas transportation system.

The consortium creation underwent its due diligence study stage in 2003.

2. Projects in Central Asia

Natural Gas Purchase

Following the strategy to diversity its export portfolio through gas import from Central Asian countries, OAO «Gazprom» signed a number of long-term agreements for the purchase of natural gas in Uzbekistan and Turkmenistan to compensate for the decline in the production of the «old» fields before commissioning the new production areas. Natural gas started being purchased in Uzbekistan since May 2003. Uzbekistan supplied 1.3 bcm of gas in 2003 and is scheduled to supply 7 bcm in 2004. The supply volume may increase up to 10 bcm per year starting from 2005.

The Presidents of the Russian Federation and Turkmenistan signed a long-term (25-year) Agreement on Cooperation in Gas Industry in April 2003, which took effect from January 1, 2004. Within the framework of the above Agreement contracts were signed with «Turkmenneftegaz» for the purchase of 5 to 6 bcm of Turkmen natural gas in 2004, with the possible supply volume expected to grow up to 70-80 bcm per year starting from 2009.

OAO «Gazprom» signed an Agreement on cooperation with the Government of Kyrgyzstan. Within the framework of the Agreement the parties developed and approved the Plan for Key Joint Activities, which envisages working out the forms of the parties' interaction in the course of their joint activities in following areas: reconstruction, construction, and operation of Kyrgyzstan's gas transportation system facilities, joint exploration and development of fields, provision of maintenance services to the Kyrgyz party, and recovery of an underground gas storage facility located in the republic. In addition, the Kyrgyz authorities took a decision to transfer the controlling state-owned shareholding in «Kyrgyzneftegaz» to OAO «Gazprom» for trust management. The terms and conditions of the deal are being contemplated in OAO «Gazprom».

Geological Exploration

The possible participation in geological exploration and gas production in Central Asia is related to the investment projects in the Ustyurt region of Uzbekistan to be implemented on the basis of production sharing agreements. As was agreed upon, the parties to the production sharing agreements will be the Republic of Uzbekistan and the consortium of OAO «Gazprom» (or its affiliated company ZAO «Zarubezhneftegaz») and National Holding Company «Uzbekneftegaz» or their possible legal successors. One of the most promising projects in the Ustyurt region is the project for the additional development of the Shakhpakhty field to be implemented on the basis of a production sharing agreement in accordance with Resolution of the Uzbekistan Cabinet of Ministers No.418-F dated 22.07.2003. The feasibility study for the project has been completed.

Development of Transport Networks

To fulfill its obligations under long-term contracts signed with Turkmenistan, Uzbekistan, and Kazakhstan for the purchase and transportation of gas from these countries in increasing volumes, OAO «Gazprom» has set an objective of upgrading gas transportation facilities, in terms of their throughput capacity and reliability, in these countries. Therefore, implementing a set of measures aimed at reconstruction and expansion of the «Middle Asia – Center» (MAC) gas transportation system is one of OAO «Gazprom» priorities in Central Asia. Outside Russia, MAC runs through the territories of Turkmenistan, Uzbekistan, and Kazakhstan. Its current throughput capacity is estimated at around 50 bcm per year (compared to its design capacity of 68.8 bcm per year).

The key objectives within this project are to inspect the technical condition of the system and work out the options for its further development.

OAO «Gazprom» investment program for 2004 envisages investing RR500 million into the MAC development project in Uzbekistan. The possible options and mechanisms for using these funds are being developed. Service contracts have been prepared for signing, according to which OAO «Gazprom» subsidiaries are to inspect the condition of the gas transportation system in Uzbekistan.

One of the crucial issues related to the activities in Central Asia is the audit of Turkmen gas reserves, which are the core of the resource base for the project of MAC expanding project and, therefore, an important factor in taking decisions as to the investments into the project. As agreed upon with the Turkmen party, the results of the reserves audit carried out by an independent international company are to be provided to OAO «Gazprom» in September 2004.

Gas Processing

As of now, the crude gas produced at the Karachaganakskoye field in Kazakhstan is purchased by the Russian-Kazakh joint venture ZAO «KazRosGaz» (every participant of it owning a 50 % stake) in the amount of 7 bcm from «Karachaganak Petroleum Operating», which operates the development of the Karachaganakskoye field, processed at the Orenburg GR and sold in the domestic Kazakh market (over 0.5 bcm) and in the foreign markets (5.3 bcm).

RAISING FINANCING FROM INTERNATIONAL MARKET

Gas industry is characterized by long investment cycle and high capital intensity. The investment projects implemented by Gazprom Group in gas production, as well as establishment and mainte-



ROUTES THAT CONNECTED THE WORLD

FIRST TRANSATLANTIC TRADE ROUTE

A new trade route to the East was looked for not only in the eastern, but also in the western direction.

Columbus started on his voyage on August 3, 1492 and reached the islands, which later became known as the West Indies, on October 12.

The first consequence of opening a new trade route across the Atlantic Ocean was the «price revolution» after Europe had been flooded with cheap gold and silver from overseas: precious metal prices (hence the cost of money) decreased sharply, while commodity prices went up.

The Spanish brought European technology, equipment, and social institutions (including Christianity) to America, which they initially imposed on Indians. Apart from the European culture and technology, the Spanish brought with them certain plants that had been unknown in the Western Hemisphere before, including wheat and other cereals (except for corn, which, on the contrary, got to Europe from the New World), sugar-cane, coffee, most of vegetables and fruit (including citrus plants), etc. Before Columbus, America did not know tamed animals, other than dogs and llamas. The Spanish brought horses, livestock, sheep, donkeys, goats, pigs and poultry there.

From the economic viewpoint, the cross-Atlantic trade resulted in an intensive growth of the quantity and range of goods. In the 16th century precious metals from the West and spices from the East constituted the major part of the European export. Other goods, however, started being traded as well. After sugar-cane had been brought to America, sugar production increased greatly. Potatoes, tomatoes, beans, squashes, red pepper, pumpkins, and corn were brought from America along with the tamed turkey, which was brought to Europe from Mexico. Tobacco became one of the most famous and ambiguously treated America's contributions into the people civilization. It quickly became popular in Europe in spite of significant efforts taken by the church and the state to stop its spreading.


AVERTISSEMENT
La Premiere Carte Françoise pour la Navigation de ces Mers est celle que j'ay publié en 1738 par ordre du Ministre de la Marine.
Cette Carte fut reconnuë plus juste et plus exacte que celle des Hollandois et des Anglois dont nous nous servions alors et je rendis compte par un Mémoire imprimé des corrections que j'y avois faites En 1742. me trouvant en état de la perfectionner j'en fis une seconde Edition
Douze années après j'en fis une Troisieme sur un nombre d'observations qui me furent communiqués par plusieurs Navigateurs
Voici une Quatrieme Edition que j'ay lieu de croire plus correcte que les precedentes et dont j'ay augmenté la grandeur du Dégré d'une Cinquieme Partie.
ANGLETERRE
FRANCE
ESPAGNE
EUROPE
AFRIQUE
PORTUGAL
MER MEDITERRANEE
ISLES AÇORES
LES ISLES CANARIES
LES ISLES DU CAP VERD
CANCER
LE SENEGAL
COSTE DE MANIGUETTE
Cap Finisterre
Cap St Vincent
Cadix
Seville
Larache
Cap Blanc
Cap Boyador
Cap Verd
Meridien du Cap Lezard
Meridien de Londres
Meridien de Teneriffe
Meridien de Paris
Longitude Occidentale du Meridien de Londres
Longitude Occidentale du Meridien de Paris
Longitude du Meridien de Teneriffe
L'EQUATEUR Divisé en Heures et Minutes de Tems


CARTE RÉDUITE
DE L'OCEAN OCCIDENTAL
Contenant
Partie des Costes d'Europe et d'Afrique depuis le 51e Dégré de Latitude Septentrionale jusqu'a l'Equateur et celles de l'Amerique qui leur sont opposées
Dressée au Depost des Cartes, Plans et Journaux, de la Marine.
POUR LE SERVICE DES VAISSEAUX DU ROY.
Par Ordre de M. LE DUC DE CHOISEUL, Colonel Général des Suisses et Grisons, Ministre de la Guerre et de la Marine.
Quatrieme Edition.
M. DCCLXVI.
AMERIQUE
SEPTENTR.LE
LOUISIANE
FLORIDE
GEORGIE
Terre Neuve
ISLE DE CUBE
HONDURAS
NICARAGUA
COSTA RICA
MER DU SUD
AMERIQUE MERIDIONALE
EQUATEUR ou LIGNE EQUINOCTIALE
TROPIQUE
Cap Canaveral
S.t Augustin
Baye de Chesapeack
ISLES LUCAYES
DOMINGUE
JAMAIQUE
Carthagene
S.te MARTHE
CARACAS
PARIA
Isle de la Trinité
Cap de Nord

nance of transportation infrastructure are unique in terms of their scope. The global nature of the projects requires adequate capital expenditures. Unfavorable geographic location of the gas fields and their remoteness from the major consumption areas should also be taken into account.

To implement the projects related to the development of new fields (Eastern Siberia), the large-scale foreign projects («West-East» project), and gas processing projects (AK «Sibur») Gazprom intends to use all the available forms of financing, such as project finance, participation of third parties, as well as joint-ventures with foreign partners.

OAO «Gazprom» applies certain requirements to the terms and conditions of financing its projects. In taking an investment decision for specific projects OAO «Gazprom» considers certain parameters related to the return on capital, and, if borrowed funds are used, the cost of using such funds shall not exceed the rate of return on capital.

Working to decrease the financing cost and the company's risks, OAO «Gazprom» strives for diversifying the sources of borrowings. In the reporting year, Russian and international public markets as well as loans became the sources of capital for OAO «Gazprom».

Russian Public Market

In 2003, Gazprom prepared the issue of the third rouble-denominated 3-year bond loan for the total of RR10 billion. The issue was placed later on (in early February 2004), after the conditions for entering the market had improved. The results of the placement proved that the decision to delay the issue was right: the annual effective yield was 8 %, which was considerably lower than the yield prevailing at the market during the period, for which the initial placement had been scheduled, and much lower than the expected inflation rate this year.

International Public Market

The list of OAO «Gazprom» international loans is quite extensive already. Two issues were placed in 2003. 10-year loan participation notes issued under Rule 144A were placed in February of the reporting year with the investors from the USA (50 %), Europe (30 %), and Asia (10 %). The «International Financial Review» magazine rated this bond issue as number one in «Emerging Market Bond» and «EEMEA (Eastern Europe, Middle East and Africa) Bond» nominations in 2003. This issue also received prestigious awards from the «Euroweek» and «Euromoney» magazines.

OAO «Gazprom» international borrowings

	Volume	Tenor	Date of issuance	Interest
Raised in the reporting year				
Loan participation notes issued under Rule 144A	US$1,75 bln.	10 years	February 2003	9,625 %
Loan participation notes issued under EMTN Program	1 bln. Euros	7 years	September 2003	7,8 %
Raised earlier				
Loan participation notes issued under Rule «S»	US$500 mln.	5 years	April 2002	9,125 %
Loan participation notes issued under Rule «S»	US$700 mln.	7 years	October 2002	10,5 %

In the framework of the program of its medium-term borrowings OAO «Gazprom» placed its 7-year loan participation notes for a total of 1 billion Euros.

Thus, OAO «Gazprom» initiated a number of landmark corporate borrowings in the Russian capital market during the past two years, which considerably influenced the formation of the Russian market. As it was once true for the Russian corporate bonds market, OAO «Gazprom» bonds are currently one of the most liquid corporate securities in emerging markets and serve as a benchmark for other borrowers and investors.

Loans

During the past year, Gazprom also used sindicated loans to finance its projects. Listed below are the major loans attracted by OAO «Gazprom» in 2003. The loans, which were received and repaid within one reporting calendar year, are not shown.

Major loans attracted by OAO «Gazprom», 2003

Creditor	Volume	Tenor
«Sberbank of RF» (total credits)	RR19,8 bln.	Under 1 year
AB «Gazprombank»	RR3 bln	Under 1 year
ABN AMRO Bank	US$100 mln.	Under 1 year
Depfa Bank	US$500 mln.	5 years
West LB Bank	US$215 mln.	2 years
Deutsche Bank (total credits)	US$300 mln.	3 years
HSBC Bank	US$100 mln.	1 year
Credit Swiss First Boston	US$100 mln.	1 year
Commerz Bank	US$300 mln.	6 years

Based on OAO «Gazprom» decision to limit the use of promissory notes as a borrowing instrument, this instrument was not used in the reporting year.

In the course of year, implementing measures to decrease the cost of borrowings, OAO «Gazprom» carried out considerable work with rating agencies. This work resulted in obtaining a credit rating with the international rating agency «Fitch Ratings» on September 16, 2003. OAO «Gazprom» was assigned the rating «BB». On November 24, 2003, the rating agency «Standard and Poor's» raised OAO «Gazprom» credit rating to «BB-». At the time the Company was assigned the ratings, they were one notch lower than Russia's sovereign rating, according to the agencies' rating scales.

Debt features*

Total debt, 1999–2003, billion RR


500
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
OAO «Gazprom»
Gazprom Group

* In this section the «debt» refers to a conventional amount representing the sum of long-term and short-term loans, long-term and short-term promissory notes issued, and restructured debt to the budget, which is calculated based on the relevant accounting (financial) statements, except for Gazprom Group figures as of 31.12.2003, which are specified in the database for operational data. Figures set forth in the Charts below are as of December 31 of respective year.

The funds raised in 2003 allowed Gazprom to cover its current working capital needs, as well as to refinance its short-term rouble-denominated debt whith cheaper foreign currency-denominated loans and considerably improve the debt portfolio structure. As the result, the share of OAO «Gazprom» debt maturing within one year decreased to 33.7 % in late 2003 (compared to 41.0 % in late 2002). The share of debt maturing in more than 5 years grew up to 30.9 % of the debt portfolio in 2003 (compared to 10.1 % in 2002).

The total amount of OAO «Gazprom» debt decreased from RR408.0 billion in 2002 down to RR382.7 billion in 2003, i.e. by RR25.3 billion (or by 6.2 %). Gazprom Group's debt decreased 11.2 % down to RR445.5 billion as of the end of the reporting year.

In spite of the fact that the absolute debt figures seem to be high, this debt burden is more than acceptable for a company of OAO «Gazprom» scale, which is confirmed by the relevant ratios. Thus, OAO «Gazprom» debt to capital ratio went down from 25.0 % as of the beginning of the reporting period to 22.0 % as of the year-end.

In addition, during the reporting period Gazprom also managed to considerably prolong the maturity of significant part of its debt. In the future, Gazprom intends to pay increased attention to the debt level, following the principles of limiting the debt burden, diversifying the debt portfolio by type of instruments, maturity and currency of borrowings, decreasing the cost of borrowings, and leveling the payment's peaks burden in the context of the Gazprom's balance of payments.

OAO «Gazprom» debt structure classified by maturity, 1999–2003, %



100
90
80
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003
Under 1 year
0–2 years
2–5 years
Over 5 years

Gazprom Group's debt structure classified by maturity, 1999–2003, %



100
90
80
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003
Under 1 year
0–2 years
2–5 years
Over 5 years

Debt to capital ratio, 1999–2003, %


50
45
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
OAO «Gazprom»
Gazprom Group

OVERVIEW OF WORLD AND REGIONAL GAS MARKETS

Estimated growth rates of energy consumption in the world for the period up to 2025 vary from 2 % to 2.8 % per year depending upon the economic growth rate.

Oil and natural gas are expected to remain the primary sources of energy at least up to the year 2025. However, the «golden age» of oil is gradually coming to an end, the 21st century being the era of the natural gas based energy industry. According to various experts' forecasts, natural gas will remain the fastest growing source of primary energy in the world. Its consumption during the period from 2001 through 2025 may almost double, with the growth rate of 2.8 % compared to that of 1.8 % for oil and 1.5 % for coal. The share of gas in the world consumption of primary energy expected to increase from 23 % in 2001 up to 28 % in 2025.

Natural gas is gaining a strong position in the global energy market, since it is an economically efficient and environmentally clean energy resource. The number of gas power stations keeps growing along with the increase in the volume of gas used in the utility sector. The nuclear power industry is becoming less attractive and environmental issues are becoming more important, making coal lose its appeal as a fuel.

Europe

OAO «Gazprom» remains the major gas supplier to the European market, accounting for 25 % of gas consumption and up to 40 % of gas imports into Europe.

Western Europe

According to experts' estimates, gas consumption in Western European countries may keep growing during the period from 2001 through 2025 by an annual 2.4 %, increasing from 420 bcm to 730 bcm. This is primarily due to the expected conversion of heat power stations to gas as their fuel. The consumption growth coupled with the decrease in its own gas production as a result of depleting reserves in the region is likely to increase the dependence of Western Europe on import (up to an estimated 60 % by 2020).

Understanding that they will inevitably depend more and more on gas imports, European countries are taking measures to secure gas supply. The 1998 EU Gas Directive and replacing it new Gas Directive adopted in summer 2003 are aimed at deregulating and liberalizing the European natural gas market by stimulating competition among the suppliers. New forms and methods of gas trade are developing, including spot transactions, which Gazprom uses if economically efficient, with long-term contracts still being the basis of its export to Western Europe.

The European natural gas market is expected to face radical changes, including the growth of aggregate consumption, higher dependence on imports, and the creation of a unified system for gas usage and free gas trade.

In spite of the fact that the supply of gas in the European market is currently higher than the demand, the situation will start changing after 2010. The region may face gas deficit, if imports are not increased. This will result in further domination of Russia (represented by Gazprom), Algeria, and Norway as key gas suppliers. There is no full-value alternative to Russian gas, thus Gazprom will be able to increase its presence in the region, in particular through integrating into the Western European gas market.

Central and Eastern Europe

Gas consumption in Central and Eastern European countries will grow even faster. The expected average annual growth rate in the period from 2001 through 2025 is 4.6 % due to the active recovery of these countries' economy and their integration into the Western European states.

Competition and the forces, which shape it, are similar in the Central and Eastern European markets to those in Western Europe. These include liberalization of the market, privatization of gas companies, and tougher competition from other suppliers. However, due to the historic and economic factors, as well as its geographical location Gazprom should continue to have a dominant share in the Central and Eastern European markets.

The fuel and energy complex of the region has always been oriented to receiving fuel from the former Soviet Union, and no radical changes should be expected in this regard in the next 25 years. In spite of possibly higher competition, OAO «Gazprom» should remain almost an exclusive gas supplier to the countries within this region.

CIS countries and Baltic states, i.e. Former Soviet Republics

OAO «Gazprom» current role in gas supply to the CIS countries and Baltic states can hardly be overestimated. The needs of Belarus and Baltic states in natural gas are 100 % covered by Russian gas supplies.

Russian gas accounts for up to 50 % of gas imported by Ukraine and Moldova and the remaining part being supplied from Kazakhstan and other Central Asian states as transit through the Russian territory in accordance with the contacts signed with OAO «Gazprom».

The Transcaucasian countries are 100 % supplied with gas, which goes through OAO «Gazprom» gas transportation system from Central Asian states.

Asian Countries

According to experts' forecast, a significant part of the incremental growth of the world energy consumption before 2025 may fall to the share of the Asian developing countries, primarily China, India, and Korea, in whose energy balance gas will be the most dynamic component.

Gas consumption growth in the region will be 4.5 %, almost twice as high as in the industrial companies. Many Asian countries intend to increase the volume of gas used in the power industry in order to diversify the sources of electricity production. China and India, which account for 55 % of gas consumption growth in the region, take efforts to improve gas supply and develop gas infrastructure.

This is a promising new market for Gazprom and successful entering this market is one of its strategic goals. This objective can be accomplished provided that the mineral resource base is expanded to the east of Russia and a new export corridor to Asia is established.

USA

The USA is the largest natural gas consumer in the world (accounting for 26 % of global consumption). Yet, its own resources cover only 84 % of its needs. Due to the expected increase in the US gas demand by 1.8 % per year during the period from 2001 through 2025 combined with the same production level, the country's dependence on imports will grow. The major reason for the growing demand is the development of gas power industries, which account for 80 % of the newly launched facilities.

The USA is one of the most promising LNG markets in the world. In the next 20 years, LNG imports (7 bcm) may reach 100 bcm. The country is planning to actively build new terminals with the total capacity of 75 bcm.

In view of the growing dependence on gas imports, primarily from Arab countries, the US government is taking measures to diversify its suppliers. OAO «Gazprom» is considered to be one of the new suppliers. The US government has expressed its interest in creating a favorable environment for the company to enter the American LNG market.

Thus, one more promising market for gas sales opens up. However, entering this market is only possible if economically efficient production of LNG is created along with the appropriate infrastructure for LNG transportation.

A feasibility study of the project and the estimation of costs to produce, liquefy and supply gas to the US market (from the Shtokmanovskoye field) showed that project can be competitive and profitable.

GAZPROM'S ACTIVITIES IN THE RUSSIAN MARKET

Gas supply to Russian consumers is one of the key aspects of Gazprom's operations. Gazprom Group supplied 291.0 bcm of natural gas to consumers in the Russian Federation in 2003. The average selling price was RR689.0 per 1,000 cubic meters.

Gazprom's gas supply to Russian consumers, 1999–2003, bcm


290
280
270
260
250
240
230
220
210
200
268,2
267,2
282,1
283,5
291,0
1999
2000
2001
2002
2003

The power industry and metallurgy remain Gazprom's major gas consumers in Russia, accounting for 42.8 % of the total gas consumption, followed by the households and utility sector consumers, accounting for 27.1 % of the total gas consumption.

The payment discipline related to the supplied gas keeps improving from year to year: 97.5 % of gas supplied to the consumers was paid for in 2003. Previous years' debts were settled



ROUTES THAT CONNECTED THE WORLD

PANAMA CANAL

In 1534, Spain's King Carlos V ordered the first topographical survey of the possible canal route construction across the Isthmus of Panama. It was over three hundred years later that the first work to construct the canal began. In 1903, Panama and the United States signed a treaty allowing the United States to start constructing a canal across the Isthmus of Panama. The monumental project was completed within 10 years costing 387 million dollars. Since 1903, the United States have invested around 3 billion dollars into the canal construction.

The first ocean-liner passed through the canal on August 3, 1914. A big landslide in October, however, prevented opening a regular transit that year. Therefore the official opening date is considered to be July 12, 1920. After the Panama Canal was built, the way from the west to the east coast of the US shortened more than in half, compared to the way around the South America. The significance of the canal is great for the U.S. relationships with China, Japan, Australia, New Zealand and the western coast of the South America, as well as for the European relationships with the whole West American coast and Australia.

The total volume of transit through the Panama Canal, including that between the Atlantic and the Pacific Oceans was 28.3 million tons in 1939, 29.3 million tons in 1950, and 60.5 million tons in 1960. The cargo flow through the Panama Canal includes about 50 % of the U.S. cargo and about 20 % of Latin American cargo. The products brought from the Atlantic Ocean coast to the Pacific Ocean coast include coal, mineral resources, ferrous metals, and soy beans; those brought from the Pacific Ocean coast to the Atlantic Ocean coast include oars and metal concentrates, oil, timber, grain, bananas, and sugar.

The Panama Canal is one of the world's greatest canals in terms of cargo flow, which provides for the regular functioning of one of the most active international trade routes.



S M E E R
Spitzbergen
Barent's See
Nowaja Semlja
Ochotskisches Meer
Kamtschatka
Aleuten
Wendekreis des Krebses
I N D I S C H E S
M E E R
Wendekreis des Steinbocks
A U S T R A L
West Austr.
N. Süd Wales
W E S T
Sud. Polar. Kreis
Wilke's Land
Süd Victoria Land
RTE
ROJECTION
istlichen Staaten

ERTHES 1862.

ges. gest. von W. Alt.


N Ö R D L.
Grönland
Baffins Bai
Hudsons Bai
Davis Strasse
Russisch
Nord Amerika
Vereinigte Staaten
Behrings Meer
Aleuten
STILLER OCEAN od. SÜDSEE
ATLANTISCHER OCEAN
G. v. Mexico
Caraibisches M.
Aequator
Wendekreis des Krebses
Wendekreis des Steinbocks
Polynesien
Sud Amerika
Patagonien
Falkland I.
Süd-Polar-Kreis
Nord-Polar-Kreis
ERDKA
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MERCATOR'S P
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GOTHA JUSTUS P

Structure of Gazprom's gas consumption in Russia, 2003, %


Power generation – 37
Metallurgy – 6
Agro-chemistry – 6
Utility sector – 11
Household consumers – 16
Other consumers – 24

by 21.7 %, which is 0.4 % more than in 2002. The share of cash payments in the revenue structure reached 95 %, which is 5.3 % more than in 2002.

The total debt for the supplied gas went down by RR5.6 billion in 2003 and amounted to RR33.0 billion as of 31.01.2003. The major amount of debt is due from the households (47.9 % of the total debt), utility sector consumers (12.3 %), and budgetary organizations (5.5 %).

Last year, OAO «Gazprom» did not make any profit in the domestic market. The loss from the sale of gas to Russian consumers was RR3.2 billion. The Company is planning to make some small profit (0.8 %) from its sales in Russia in 2004.

The level of regulated tariffs for gas transportation services for independent suppliers through UGSS does not cover the company's costs, which resulted in losses amounting to RR1.9 billion in 2003.

Prices

Prices for the natural gas sold in Russia were significantly lower than export prices in 2003. Since 2000, gas prices have increased every year. In 2003, the prices were increased by an average 20 % (by 20 % for the industrial consumers from January 1, 2003 and by 23 % for households from February 1, 2003). The prices were increased by another 20 % from January 1, 2004.

Gas prices dynamics in domestic market and forecast of price changes based on Russian Energy Strategy, RR per 1 000 m^3


2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1999
2000
2001
2002
2003
2004 estimate
2006 forecast
2010 forecast

The regulated wholesale gas prices should be increased in accordance with the target prices specified in the Russian Energy Strategy for the period up to 2020 approved by the Russian Government. According to the Strategy, in order to provide for the investment base required for normal operation and development of the gas industry, gas prices should be increased up to the level of US$40–41 per 1,000 m^3 by 2006 and US$59–64 per 1,000 m^3 by 2010. To meet the target prices specified in the Energy Strategy gas prices should be increased by 24 % in 2005, by 22.8 % in 2006 and by 20–22 % in 2007.

GAZPROM'S ACTIVITIES IN EXTERNAL MARKET

Dynamics of OAO «Gazprom» gas export to regional markets, 1999–2003, bcm


180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
Western Europe
Central & Eastern Europe
CIS countries and Baltic States

Gas Export to Europe

OAO «Gazprom» remains the largest supplier – in spite of the changing conjuncture – in the major markets for sale of Russian gas, i.e. the EU countries. These countries currently face competition among suppliers because of continuous excess of supply over demand along with more and more active gas market liberalization.

However, high growth rates of gas consumption in Europe provides Gazprom with opportunities for expanding its business. As competition gets tougher, Gazprom intends to master new forms of business, improve marketing, and raise the reliability of its supplies and the level of consumer services.

Russian gas was supplied to 20 countries outside of FSU in 2003. This year was characterized by favorable market opportunities for the company in Europe. Export reached 132.9 bcm of gas. This figure is expected to increase to 145 bcm in 2005.

As OOO «Gazexport» continued to develop its relationships with traditional buyers in 2003, it also expanded the number of its partners, having signed contracts with Italian companies «ENEL» and «Edison» and a Swiss company «EGL». General agreement was reached with an Italian company «ENI» and supplements to all the existing contracts were signed to exclude the destination clause banning re-export of Russian gas. At the same time an alternative economic mechanism was introduced to prevent any possible unfair competition.

One of the priorities in the last year was to expand gas supply to Turkey. In late November 2003, Gazprom held successful negotiations with the Turkish party regarding the supply of Russian natural gas to Turkey and the disputed issues about the «Blue Stream» project. All the disputes concerning the «Blue Stream» project were settled.

A single price was agreed for all the contracts to supply Russian natural gas to Turkey; the contracted volumes of gas to supply were kept and the contractual mechanism was agreed upon. The achieved agreements should help stimulate Turkish demand for Russian gas, and the prerequisites for further development of Russian-Turkey natural gas supply cooperation were created.

The supply of Russian gas through the «Blue Stream» gas pipeline is managed in strict compliance with the contractual terms and conditions. 1.3 bcm of gas were supplied through the undersea gas pipeline in 2003. This year the gas deliveries are expected to be about 4 bcm.

Structure
of gas export to Europe,
2003, bcm



Macedonia 0,1
Bosnia 0,2
Switzerland 0,3
Croatia 0,6
Slovenia 0,7
Greece 1,9
Yugoslavia 1,9
Netherlands 2,3
Bulgaria 2,9
Romania 5,1
Finland 5,1
Austria 6
Slovakia 7,3
Poland 7,4
Czech Republic 7,4
Hungary 10,4
France 11,2
Turkey 12,9
Italy 19,7
Germany 29,6
0
5
10
15
20
25
30

Gas Export to CIS Countries and Baltic States

OAO «Gazprom» supplied 42.6 bcm of gas to the CIS countries and Baltic states in 2003, including 29.7 bcm of gas supplied as payment for the transit of Russian gas to the European countries through Ukraine and Belarus.

Gas export to CIS countries and Baltic States, 2003, bcm



30
25
20
15
10
5
0
Ukraine
Belarus
Moldova
Lithuania
Latvia
Estonia

Export of Liquid Hydrocarbons

Liquid hydrocarbons were exported in 2003, including diesel, furnace fuel oil, stable gas condensate, motor gasoline, propane-butane mixture, and crude oil. 1,610.3 thousand tons of liquid hydrocarbons were supplied for the total of US$265 million in the reporting year.

Prices

Prices for the gas exported to the European countries depend on the prices for competing energy resources, such as oil products and coal to some extent. Due to the formulas specified in export contracts, gas prices are not so volatile in short-term prospective as oil spot prices.

Prices for the gas supplied to the FSU countries are usually determined by one-year contracts, which envisage a fixed gas price.

Average gas export price, 1999–2003, US$ per 1,000 m³



140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
Western Europe *
FSU countries **

* Prices include excise tax and customs duty

** Contract prices including taxes and dues

The average prices for the gas exported to the FSU countries are considerably lower than the export prices set for the European countries.

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL PROTECTION

PERSONNEL

The total number of Gazprom Group's employees as of 31.12.2003 was 330 thousand people, including 106.3 thousand specialists and managers and 209.4 thousand workers.

Gazprom employs 89.8 thousand people with higher education, including 1,798 Doctors of Sciences and Candidates of Sciences and 83.9 thousand people with secondary professional education.

The average salary along the Group adjusted to the allowance for the work in remote and northern areas was increased by 36.2% up to RR20.3 thousand due to the compensation for inflationary losses and transfer to the new payment procedures.

Employment structure by types of activities, 2003, %



Production – 9
Refining – 6
Drilling – 4
Gas transportation – 34
UGSF – 2
Construction – 9
Infrastructure – 24
Social sphere – 7
Others – 5

SOCIAL PARTNERSHIP

Social and labor relationships between the employees and employers in 2003 were regulated by the effective labor legislation, the Industry tariff agreement for the organizations of the oil and gas industries and the construction of objects of the oil and gas complex of the Russian Federation for the period from 2002 through 2004, and the Tariff agreement between the employees and management of OAO «Gazprom», its subsidiaries and organizations for the period from 2001 through 2003.

The Tariff agreement and collective contracts in OAO «Gazprom» and its subsidiaries and organizations shape the interaction between the employees and the employer aimed at raising the efficiency of Gazprom Group's activities through coordinating social and labor interests of the parties based on the social partnership principles, as well as expanding benefits provided to the employees.

Due to the expiry of the Tariff agreement, a General collective contract was signed in November 2003 between Gazprom and its subsidiaries for the period from 2004 through 2006.

Over 104 thousand people participated in the Non-government Pension Fund «Gazfund» as of 31.12.2003, the non-government pension being received by over 28 thousand of them.

RR5.9 billion were spent for the construction of social sphere objects in the reporting year. Employee housing totaling 187.2 thousand square meters were constructed along with a kindergarten, and a polyclinic.

CHARITY AND SPONSORSHIP

OAO «Gazprom» is a socially responsible company, which focuses on the support of such areas of public life as culture, sports, education, and science. OAO «Gazprom» participates in large-scale projects aimed at the development of Russian culture, preservation of artistic and historical values and monuments and contributes into the maintenance of the best domestic theatrical traditions and the art of theatre. OAO «Gazprom» long-lasting partners include the State Tretyakov Gallery, the Pushkin State Museum of Fine Arts, the State Hermitage Museum, the State Academic Mariinsky Theatre and other national cultural centers.

Within the long-term state project for the development of physical culture and sports the company continued its cooperation with the Russian State Committee for Physical Culture and Sports, the Russian Olympic Committee, the Russian Gymnastics Federation, and the Moscow Chess Federation.

OAO «Gazprom» is the general sponsor of the Russian Football Club «Zenit», and supports other teams such as «Arsenal» (Tula), «Volgar-Gazprom» (Astrakhan), and «Gazovik-Gazprom» (Izhevsk). Gazprom rendered its support for mass ski competitions «Ski-track of Russia».

OAO «Gazprom» continued its multi-year cooperation with the Russian Orthodox Church and other religion organizations. Last year it allocated money for the restoration of the Spaso-Preobrazhensky Monastery on the island of Valaam, the Church of the Cathedral of the Icon of Our Lady of Vladimir.

OAO «Gazprom» takes an active part in the projects aimed at improving social support of people, as it renders assistance to low-earning and needy people, military servicemen, veterans and disabled veterans of the Great Patriotic War.

Special attention is paid to the support of disabled children, orphans, and residents of children's homes. Christmas and New Year performances are organized for them every year. Large-scale charity events were held on the New Year's Eve for more than two thousand children from children's homes and children's asylums of Moscow and the Moscow region.

Gazprom implements social support programs for the people of the Extreme North by investing funds into the construction of the production and social sphere projects.

ENVIRONMENTAL PROTECTION

Gazprom's ecologists' activities in 2003 allowed stabilizing and reducing the man-caused environmental impact from the Group's facilities.

In order to decrease hazardous emissions, Gazprom carried out measures to improve and replace gas pumping units. 31 gas pumping units with the total capacity of 574 MW were reconstructed, which allowed decreasing the nitrogen oxides emissions by 1.2 thousand tons per year and the carbon dioxide emissions by 826 thousand tons per year.

In 2003, hazardous emissions into the atmosphere from Gazprom's production facilities were less than 57 % of the limits established by environmental authorities.

The total volume of water taken from natural sources and received from other companies went down by 6.3 % to 117 mcm. There have been a sustainable trend of lower water consumption for the company's own needs during the past years. Due to the efficient water utilization, better accounting for water reserves and bringing down water losses, the total volume of water consumed by the company in the reporting year for its own needs decreased by 4 % compared to the year 2002 down to 75.7 mcm.

The total volume of drained water decreased by 4.5 % down to 61.1 mcm in 2003. The discharge of polluted wastewater into the surface reservoirs went down by 5.7 %.

6.2 thousand hectares of damaged lands were re-cultivated in 2003.

The production wastage was 84.4 thousand tons in 2003. After taking measures for the utilization and burial of waste, its remaining volume decreased by 53 % down to 45 thousand tons in 2003.

Spending on environmental measures totaled RR5.6 billion in the reporting year.



ROUTES THAT CONNECTED THE WORLD

TRANSNATIONAL EURO-ASIAN GAS TRANSPORTATION SYSTEM

The Transnational Euro-Asian Gas Transportation System is connecting dozens of European and Asian countries. At the heart of it is the Unified Gas Supply System (UGSS). Gazprom's Unified Gas Supply System is the world's largest one.

The development of gas resources in Siberia and fast expansion of the gas market brought about the creation of a strong multi-line gas transportation system. Its current length is 153.8 thousand km. UGSS includes 264 compressor stations, 4 078 gas pumping units with the total power capacity of 43.8 million kW.

Gazprom's UGSS keeps constantly growing and undergoing improvement. The construction of the pipeline parts connecting Northern Areas of the Tyumen Region and Torzhok is underway. The Yamal-Europe pipeline section running through Belarus to the Polish border was commissioned along with the gas pipeline running through Poland as well as compressor stations in Kondratki and Wloclawek.

A part of the pipeline from the Mallnow compressor station to the city of Ruckersdorf (STEGAL pipeline) was launched. After the new parts of the Yamal-Europe gas pipeline were commissioned the export of Russian gas through this new direction reached 16.8 bcm, and is scheduled to be increased up to 35 bcm by 2005.

Launching on-shore and off-shore sections of the Blue Stream gas pipeline running from Russia to Turkey under the Black Sea in December 2002 became the most important event in the field of the development of international gas transportation projects. This project is truly unique both in terms of technical solutions and construction conditions (passing across the Caucasian Mountain Ridge, experiencing landslides, constructing tunnels, using directional drilling through water barriers, and overcoming Black Sea depths of 2,150 m) and the volume of cooperation of specialists coming from Russia, Turkey, Italy, Holland, the United States, France, and other countries.

Gazprom continues the construction of the gas pipeline Nuksenitsa – Arkhangelsk. The work is scheduled to be completed in 2007.



БАРЕНЦЕВО МОРЕ
Штокмановское
Белое море
РОССИЙСКАЯ ФЕДЕРАЦИЯ
Тимано - Печорский кряж
Вуктылское
ЯМАЛ - ЕВРОПА
ПРОГРЕСС
Западно - Сибирский прогиб
Медвежье
Уренгойское
Ямбургское
Заполярное
Бованенковское
Харасавэйское
Новопортовское
МОСКВА
Волго - Уральская
нефтегазоносная провинция
Оренбургское
Карачаганак
Астраханское
Шебелинка
КАЗАХСТАН
АРАЛЬСКОЕ МОРЕ
УЗБЕКИСТАН
ТУРКМЕНИСТАН
КАСПИЙСКОЕ МОРЕ
Азовское море
ГРУЗИЯ
АЗЕРБАЙДЖАН
АРМЕНИЯ
ЕРЕВАН
ТБИЛИСИ
АНКАРА
ТУРЦИЯ
СИРИЯ
ИРАК
ИРАН
ТЕГЕРАН
КИПР
АФГАНИСТ
АСТАНА
АШХАБАД
Даулетабад
Газли
Шуртан
Голубой Поток
Тенгиз
Кирков



ИСЛАНДИЯ
ТРОМСЁ-ФИНМАРК-ЗАПАД
ХАЛТЕНБАНКЕН
АСГАРД
ФАРЕРСКИЕ ОСТРОВА
ШЕТЛАНДСКИЕ ОСТРОВА
ОРКНЕЙСКИЕ ОСТРОВА
НОРВЕГИЯ
ШВЕЦИЯ
ФИНЛЯНДИЯ
СЕВЕРНОЕ МОРЕ
ИРЛАНДИЯ
ВЕЛИКОБРИТАНИЯ
ДАНИЯ
СТОКГОЛЬМ
ХЕЛЬСИНКИ
ЭСТОНИЯ
ЛАТВИЯ
ЛИТВА
БАЛТИЙСКОЕ МОРЕ
ПОЛЬША
ВАРШАВА
БЕЛАРУСЬ
МИНСК
ГЕРМАНИЯ
НИДЕРЛАНДЫ
БЕЛЬГИЯ
ПАРИЖ
ФРАНЦИЯ
ПРАГА
СЛОВАКИЯ
АВСТРИЯ
ВЕНА
БУДАПЕШТ
ВЕНГРИЯ
ШВЕЙЦАРИЯ
СЛОВЕНИЯ
ХОРВАТИЯ
БОСНИЯ И ГЕРЦЕГОВИНА
САРАЕВО
БЕЛГРАД
ЮГОСЛАВИЯ
РУМЫНИЯ
БУХАРЕСТ
МОЛДОВА
КИШИНЕВ
БОЛГАРИЯ
СОФИЯ
МАКЕДОНИЯ
СКОПЬЕ
ТИРАНА
ГРЕЦИЯ
ИТАЛИЯ
КОРСИКА
САРДИНИЯ
МАЛЬТА
КРИТ
ИСПАНИЯ
МАДРИД
Балеарские острова
МАРОККО
АЛЖИР
ТУНИС
ЛИВИЯ
Хасси-Рмель
Хасси-Мессауд
Трансредиземноморский газопровод
Проект ГалЗи
Газопровод Магриб-Европа
Транссахарский газопровод
СРЕДИЗЕМНОЕ МОРЕ
БРИТПАЙП
ЕВРОПАЙП
ФРАНПАЙП
ЗЕЕПАЙП
ТРОЛЛ
СТАТФЬОРД

COMPANIES WITH OAO «GAZPROM» SHAREHOLDING OF MORE THAN 5%

For the purposes of this Report, the companies marked with an asterisk (*), are the Group's major companies

OAO «Gazprom» 100 % ownership

OOO «Astrakhangazprom»*
OOO «Bashtransgaz»*
OOO «Volgotransgaz»*
OOO «Volgogradtransgaz»*
OOO «Kavkaztransgaz»*
OOO «Kubangazprom»*
OOO «Kaspiygazprom»*
OOO «Lentransgaz»*
OOO «Mostransgaz»*
OOO «Nadymgazprom»*
OOO «Noyabrskgazdobycha»*
OOO «Orenburggazprom»*
OOO «Permtransgaz»*
OOO «Samaratransgaz»*
OOO «Severgazprom»*
OOO «Surgutgazprom»*
OOO «Tattransgaz»*
OOO «Tomsktransgaz»*
OOO «Tyumentransgaz»*
OOO «Uraltransgaz»*
OOO «Urengoigazprom»*
OOO «Yugtransgaz»*
OOO «Yamburggazdobycha»*
DOOO «Burgaz»
OOO «VNIIGAZ»
OOO «Gazexport»*
OOO «Gazpromavia» Aviation Company
OOO «Gazflot»
OOO «Gaznadzor»
OOO «Gazobezopasnost»
OOO «Gazsviaz»
OOO «Gazkomplektimpex»
OOO «CHOP Gazpromokhrana»
OOO «Gazpromrazvitie»
OOO «Gazprominvestholding»
ZAO «Gazpromstroyengineering»
OOO «Gazpromtrans»
OOO «Gazpromenergo»
«Gazprom Finance B.V.»
«Gazprom (UK) Limited»
OOO «IRTs Gazprom»
OOO «Informgaz»
ZAO «Informgazinvest»
OOO «Mezhregiongaz»*
OOO «NIIgazeconomika»
OOO «Novourengoysky GHK»
OOO «Nadymstroygazdobycha»
OOO «NPTs Podzemgidromineral»
OOO «Podzemgazprom»
ZAO «PRT-1»
OAO «Severneftegazprom»
OAO «Servicegazprom»
OOO «Surgutstroygaz»
OOO «Szhizhenny gaz» (Liquefied gas)
OOO «TyumenNIIgiprogaz»
AO «Topenergy»
OOO «Ecological and Analytical Center of Gas industry»
OOO «Ecomed-91»
ZAO «Yamalgazinvest»

Ownership over 50%

SP OAO «Brest-Gazoapparat»
OAO «Volgogaz»
OAO «Volgogradneftemash»
DOAO «VNIPIgazdobycha»
OAO «Vostokgazprom»
OAO «Gazprom-Media»
OAO «Gazstroydetal»
OAO «Gazpromgeofizika»
OAO «Gazmash»
OAO «Gazcom»
ZAO AB «Gazprombank»
OAO «Gazprom Kran»
ZAO «Gaztelekom»
OOO «Gaztorgpromstroy»
OAO «Gazsibcontract»
OAO «Gazenergoservice»
OAO «Giprogaztsentr»
OAO «Giprospetsgaz»
OOO «Dialoggazservice»
OOO «Ditangaz»
OAO «Druzhba»
OAO «Zapsibgazprom»
ZAO «Zarubezhneftegaz»
ZAO «Kaunasskaya termoficat-sionnaya electrostantsia»
OAO «Kostromatrubinvest VrTZ»
OAO «Krasnodargazstroi»
OAO «Krasnoyarskgazprom»
OAO «Lazurnaya»
OAO «Lengazspetsstroy»
OOO «Metaprom»
DOAO «Orgenergogaz»
ZAO «Peter-Gaz B.V.»
OAO «Promgaz»
ZAO «Rivmar»
OAO «SevKavNIPIgaz»
OAO «SOGAZ»
DOAO «Spetsgazavtotrans»
OAO «Spetsgazremstroy»
OAO «AK «Sibur»
DOAO «Urengoystroygaz»
OOO «Fora Gazprom»
TOOO Fond «Buduchshee Otechestva» («Future of the Fatherland» Fund)
DOAO «Tsentrenergogaz»
OAO «Tsentrgaz»
DAO «TsKBN»
DOAO «Electrogaz»
OOO «YurTEK-Inter»

Ownership up to 50%

OAO «Arctic-Energy»
ZAO «ArmRosgazprom»
OAO «Belgazprombank»
AOOT Universal Exchange «Russian Gas»
OOO IK «Vega»
OOO «VIP-Premier»
ZAO NPO «Vologdapromresurs»
AO «Volta»
OAO «Gazavtomatika»
OOO «Gaz-AgroFreeport»
ZAO «Gaz-Oil»
ZAO «Gaztransit»

OOO «Gaz-Truby»
AO «Gazum»
ZAO IK «Horizon»
OAO «Hotel «Tyumen»
AO «EuRoPol GAZ»
OAO «Zapsibgazifikatsia»
OAO «Zavod po proizvodstvu trub bolshogo diametra» (Large diameter pipes production plant)
OOO «IVEKO UralAZ»
ZAO MIFK «Interfin»
AO «Interconnector (UK) Limited»
OAO AB «Incombank»
ZAO «KazRosGaz»
OAO «Latvias Gaze»
ZAO «Media-Most»
OOO «International Consortium for operation and development of Ukrainian gas transportation system»
AOOT «Moldovagaz»
ZAO AKB «Moskovski Vekselnyi bank»
AOOT «Mospromagrotorgdom»
AO «Nord Transgas»
ZAO «Noyabrsky gorodskoy bank»
OAO «Orenburg financial company»
ZAO KB «Olympiyski»
OAO «Promstroybank Rossii»
OAO «Prometey-Sochi»
ZAO «Regionreestr»
ZAO «Rosshelf»
ZAO «SR-DRAGa»
SPV «Blue Stream» Pipeline Company B.V.»
AO «Slovrusgas»
ZAO «Soyuz exporterov energii» (Union of energy exporters)
ZAO «Stella Vitae»
ZAO «Tehnologii Motorov» (Motor technologies)
OOO «Temryukmortrans»
OAO AKB «Tobolsk»
ZAO Trade House «Rus-gaz»
AO «Turusgaz»
ZAO «Khimsorbent»
OOO «Kholodilnoe delo»
ZAO «Khoroshevskaya energy company»
OOO «TsentrKaspneftegaz»
OAO «Chestem ISK»
AO «Eesti Gaas»
AO «Yugorosgaz»
OAO «YuzhNIIgiprogaz Institute»

GLOSSARY OF BASIC TERMS AND ABBREVIATIONS

ADS of OAO «Gazprom»
An American Depositary Share equals 10 ordinary OAO «Gazprom»'s shares

Asian and Pacific Region
The Asian and Pacific Region includes countries located on the continental part of Asia and America and in the Pacific Ocean zone.

Baltic States
Latvia, Lithuania and Estonia

bcm
Billion cubic meters as measured at a pressure of one atmosphere and 20°C

«Blue Stream» project
The project of a trunk pipeline running from Russia under the Black Sea to Turkey. The pipeline was constructed in cooperation with an Italian leading gas purchasing and distributing company «ENI»

Board of Directors
Gazprom's Board of Directors consisting of 11 members elected in accordance with the Law of the RF «On joint-stock companies» and the Charter

Central Asia
Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan, and Uzbekistan

Central and Eastern Europe
Bosnia, Bulgaria, Croatia, Czech Republic, Hungary, Macedonia, Poland, Romania, Slovakia, Slovenia, and Yugoslavia

Chairman of the Management Committee
Gazprom's executive body in charge of the issues beyond the exclusive jurisdiction of the General Shareholders Meeting, Board of Directors, and Management Committee

Energy Strategy of Russia
Russian energy strategy for the period up to 2020. It was approved by Regulation of the Government of the Russian Federation No.1234-r dated August 28, 2003.

EU
European Union

Europe
Central, Eastern, and Western Europe

European Union Gas Directive
The Directive adopted by the European Parliament and the European Union in August 1998. It was replaced by a new Gas Directive in 2003. Its purpose is to establish general rules for the structure and functioning of the European natural gas market

FSU countries

The countries, which used to be part of the former Soviet Union:
Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine, and Uzbekistan (except for Russia)

Gazprom Group, Group, Gazprom

OAO «Gazprom», its subsidiaries and related companies taken as a whole

GDO

Gas distribution organization

GMS

Gas measuring stations

GR

Gas refinery

Hydrocarbon reserves (categories $A+B+C_1$)

These are the portion of geological reserves extraction of which from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

IFRS

International financial reporting standards

kW

Kilowatt

LSE

London Stock Exchange

LNG

Liquefied natural gas

MAC

«Middle Asia – Center» gas transportation system

Management Committee

Gazprom's executive body, which performs together with the Chairman of the Management Committee the general management of Gazprom's operations and implements strategic plans developed by the Board of Directors

mcm

Million cubic meters

MSE

Moscow Stock Exchange

OAO «Gazprom»
Open Joint-Stock Company «Gazprom» – head company of Gazprom Group

SESP
Stock Exchange «St. Petersburg»

Sibur Group
OAO «AK «Sibur» and its major subsidiaries taken as a whole

tcm
Trillion cubic meters

Tons of oil equivalent
One ton of oil equivalent equals 10.0 million kcal or 1.243 cubic meters of gas

UGSF
Underground Gas Storage Facility

UGSS
Unified Gas Supply System of Russia

UKPG
Comprehensive gas treatment unit

Western Europe
Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Greenland, Iceland, Irish Republic, Italy, Lichtenstein, Luxemburg, Malta, Monaco, Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey, United Kingdom of Great Britain and Northern Ireland

«Yamal-Europe» project
Gazprom's project including the pipelines (with the total length of about 5,900 km) running from the northern part of the Tyumen Region in the Russian Federation to Germany through the territory of Belarus and Poland.

ADDRESSES AND CONTACTS

Full name

Open Joint-Stock Company «Gazprom»

Abbreviated name

OAO «Gazprom»

Location

16 Nametkina St., Moscow, Russian Federation

Mail address

16 Nametkina St., 117997, Moscow, V-420, GSP-7 Tel.:(095) 719-30-01 (for references).

Fax: (095) 719-83-33, 719-83-35

http://www.gazprom.ru

Certificate of entry into the Unified State Register of Legal Entities

Issued by the Moscow Department of the Ministry of Taxes and Fees of the Russian Federation on 07.08.2002 No. 1027700070518

Identification Number Of Taxpayer (INN)

7736050003

Head of Shareholders Relationship and Share Capital Division

Borodina Olga Igorevna

Tel.: (095) 719-49-86, 719-26-01. Fax: (095) 719-39-37

E-mail: O.Borodina@adm.gazprom.ru

Head of Information, Analysis and Forecasting Division

Baryshnikov Mikhail Yurievich

Tel.: (095) 719-44-48. Fax: (095) 719-35-41

E-mail: M.Baryshnikov@adm.gazprom.ru

Head of Investor Relations Sector

Zhdanovich Dmitri Vadimovich

Tel.: (095) 719-10-97. Fax: (095) 719-10-37

E-mail: Zhdanovich@gazprom.ru

Auditor to OAO «Gazprom»

ZAO «PricewaterhouseCoopers Audit»

Location and mail address

52 Kosmodamianskaya Nab., Bld. 5, Moscow, 115054, Russian Federation

Tel.: (095) 967-60-00 Fax: (095) 967-60-01

License

No. E 000376 issued 20.05.2002 by the Ministry of Finance of the Russian Federation

Registrar of OAO «Gazprom»

ZAO «Specialized registrar – Holder of gas industry shareholders register» («SR-DRAGa»)

This Annual report is preliminary approved by the resolution № 569 of OAO «Gazprom» Board of Directors dated May 25, 2004.

Chairman of the OAO «Gazprom» Management Committee — Alexei B. Miller

Chief Accountant of OAO «Gazprom — Elena A. Vasilieva